PROSPECTUS                                    FILED PURSUANT TO RULE 424(b)(3)
                                              REG. STATEMENT NO. 333-16071

[LOGO]

                         CORTEX PHARMACEUTICALS, INC.


                       3,801,918 Shares of Common Stock
                         (Par Value $0.001 Per Share)


This Prospectus relates to the sale of up to 3,801,918 shares (the "Shares") of the common stock, par value $0.001 per share (the "Common Stock"), of Cortex Pharmaceuticals, Inc. ("Cortex" or the "Company") by certain stockholders of the Company (the "Selling Stockholders"). The Shares include 440,573 shares of Common Stock issuable upon exercise of currently outstanding warrants (the "Warrant Shares") and up to 3,361,345 shares of Common Stock that may be issuable upon conversion of Series D Preferred Stock (the "Conversion Shares"). The Conversion Shares include an allowance for shares of Common Stock that may be issuable upon conversion of Series D Preferred Stock in the event of a decline in the market price of the Common Stock (see "Description of Securities -- Preferred Stock," "Selling
Stockholders -- Footnote 1," and "Risk Factors -- Shares Eligible for Future Sale; Dilution; Control"). The Selling Stockholders may sell the Shares from time to time in transactions in the over-the-counter market, in negotiated transactions, by writing options on the Shares or by a combination of these methods, at fixed prices that may be changed, at market prices prevailing at the time of the sale, at prices related to such market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from the Selling Stockholders or from the purchasers of the Shares for whom the broker-dealers may act as an agent or to whom they may sell as a principal, or both. The Selling Stockholders and such brokers-dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in connection with such sales. See "Selling Stockholders" and "Plan of Distribution."

The Company will not receive any part of the proceeds from the sale of the Shares. The Company has agreed to bear all of the expenses in connection with the registration and sale of the Shares (other than underwriting discounts and selling commissions and the fees and expenses of counsel or other advisors to the Selling Stockholders).

The Common Stock of the Company trades on the Nasdaq Small-Cap Market under the symbol CORX. On December 12, 1996, the high and low sale prices of a share of Common Stock of the Company, as reported by Nasdaq, were $4.75 and $4.3125, respectively. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING AT PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF
     CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS
                        OF THE COMMON STOCK OFFERED HEREBY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
               THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                     CONTRARY IS A CRIMINAL OFFENSE.


            THE DATE OF THIS PROSPECTUS IS DECEMBER 26, 1996.

                                AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Reports and other information on the Company may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

This Prospectus constitutes part of a Registration Statement (the "Registration Statement") on Form SB-2 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements and exhibits filed as a part thereof. The statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission as provided in the preceding paragraph, and copies of all or any part thereof may be obtained from the Commission's Public Reference Section at prescribed rates.

                              PROSPECTUS SUMMARY

THE FOLLOWING IS A SUMMARY QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. ALL SHARE AND PER SHARE DATA HAVE BEEN RESTATED TO REFLECT A ONE-FOR-FIVE REVERSE STOCK SPLIT THAT WAS EFFECTED JANUARY 11, 1995. AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS."

This Prospectus contains certain forward-looking statements that are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will be able to obtain sufficient financing to continue operations, that the Company's technology will continue to be developed and will not be replaced by new technology, that the Company will retain key technical and management personnel, and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgments with respect to, among other things, future technology, economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. In addition, the business and operations of the Company are subject to substantial risks which increase the uncertainty inherent in such forward-looking statements. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation of the Company or any other person that the objectives or plans of the Company will be achieved. The following summary is qualified in its entirety by the more detailed information and the Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.

THE COMPANY

Cortex Pharmaceuticals, Inc. ("Cortex" or the "Company") is a development stage enterprise organized in 1987 to engage in the discovery, development and commercialization of innovative pharmaceuticals for the treatment of neurodegenerative diseases and other neurological and psychiatric disorders. The primary product development effort at Cortex is centered on the AMPA receptor, a complex of proteins that is involved in most "excitatory" communication between nerve cells in the human brain. Cortex is developing a family of chemical compounds, known as AMPAKINEs-TM-, to enhance the activity of this receptor. Cortex believes that AMPAKINEs hold promise for correcting deficits brought on by a variety of diseases and disorders that are known, or thought, to involve depressed functioning of pathways in the brain that use glutamate as a neurotransmitter. In October 1994, the Company initiated human safety studies with CX516 (AMPALEX-TM-) for the potential treatment of deficits of memory and cognition due to Alzheimer's disease. To date, these studies have involved healthy young adult and healthy elderly volunteers. The Company plans to initiate a small study in Alzheimer's disease patients in fiscal 1997. Cortex is also investigating the potential utility of its AMPAKINEs in the treatment of schizophrenia. In fiscal 1996, the Company maintained a strong focus on the AMPA receptor program but, with the reacquisition of rights to calpain inhibitor compounds from Alkermes in October 1995, reinstituted a research effort in this area.

Cortex believes that its competitive advantage is the quality of its science and technology, and that it can compete effectively with larger, more established, better capitalized entities in the area of discovery of innovative pharmaceuticals. The Company does not, however, have the resources or expertise for later-stage clinical development, manufacturing and worldwide marketing of major pharmaceuticals. The Company's commercial development plans therefore involve partnering with larger pharmaceutical companies for Phase II and later clinical testing, manufacturing and global marketing of its proposed products, while attempting to retain the right to eventually co-promote in the United States. If the Company is successful in the pursuit of this strategy, it is intended that it will be in a position to contain its costs over the next few years, to maintain its focus on the research and early development of innovative pharmaceuticals, and to eventually participate more fully in the commercial development of its proposed products in the United States. Cortex is actively seeking collaborative or licensing arrangements with larger pharmaceutical companies that will permit its product candidates to be advanced into the later stages of clinical development and that will provide access to the extensive clinical trials management, manufacturing and marketing expertise of such companies. There can be no assurance, however, that the Company will secure such arrangements on favorable terms, or at all, or that its products will be successfully developed and approved for marketing by government regulatory agencies, or accepted by patients, health care providers and insurers.

Cortex was incorporated in Delaware on February 10, 1987. The Company's offices and laboratories are located at 15241 Barranca Parkway, Irvine, California, 92618, and its telephone number is (714) 727-3157.

AMPALEX-TM- and AMPAKINE-TM- are trademarks of Cortex Pharmaceuticals, Inc. This Prospectus also includes registered trademarks of other companies.

RISK FACTORS

An investment in the Shares offered hereby involves a high degree of risk. See "Risk Factors."

SELECTED FINANCIAL INFORMATION

The selected financial information set forth below is derived from and should be read in conjunction with the more detailed financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

STATEMENTS OF OPERATIONS DATA:


                                                           (Unaudited)
                                                           Period from                                           Period from
                                    (Unaudited)             inception                                             inception
                                Three months ended         (February 10,                                         (February 10,
                                   September 30,           1987) through           Years ended June 30,          1987) through
                             --------------------------     September 30       ------------------------------      June 30,
                                1996            1995            1996                1996            1995             1996
                             -----------    ------------     ------------        ------------   ------------     ------------
Total revenues               $     --       $     --         $  3,694,717        $     --       $     --         $  3,694,717
Total operating expenses       1,225,921        988,922        31,473,569          4,321,309       7,031,842       30,247,648
                             -----------    -----------      ------------        -----------     -----------     ------------
Loss from operations          (1,225,921)      (988,922)      (27,778,852)        (4,321,309)     (7,031,842)     (26,552,931)
Interest income, net              34,393         34,312         1,367,700            163,062         196,310        1,333,307
                             -----------    -----------      ------------        -----------     -----------     ------------
Net loss                     $(1,191,528)    $ (954,610)     $(26,411,152)       $(4,158,247)    $(6,835,532)    $(25,219,624)
                             ===========     ==========      ============        ===========     ===========     ============
Weighted average common
   shares outstanding          7,557,700      6,086,804                            6,532,884       6,075,454
                             ===========     ==========                           ==========     ===========
Net loss per share           $     (0.16)    $    (0.16)                          $    (0.64)    $     (1.13)
                             ===========     ==========                           ==========     ===========

BALANCE SHEET DATA:

                                                                                   June 30,
                                                       (Unaudited)       -----------------------------
                                                    September 30, 1996         1996            1995
                                                    ------------------    ------------    ------------
Total current assets (1)                               $  3,053,999        $ 4,179,977     $ 3,931,448

Total assets (1)                                          3,838,052          5,013,920       4,886,372

Total current liabilities                                   331,606            330,328         603,660

Deficit accumulated during the development stage        (26,550,826)       (25,359,298)    (21,201,051)

Total stockholders' equity (1)                         $  2,454,958       $  3,644,763    $  3,272,696

Common shares outstanding                                 7,589,271          7,495,576       6,085,201

____________

(1) Excludes net proceeds of approximately $950,000 received in October 1996 in connection with a private placement of Series D Preferred Stock. See "Capitalization," "Description of Securities" and Note 10 of Notes to Financial Statements.

                                RISK FACTORS

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK, AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THIS PROSPECTUS, ASSOCIATED WITH THIS OFFERING BEFORE MAKING AN INVESTMENT.

NEED FOR ADDITIONAL FUNDS. Cortex anticipates that its existing capital resources (including approximately $950,000 in net proceeds received in October 1996 from the first tranche of a three-tranche private placement of Series D Preferred Stock) will enable it to maintain its current and planned operations through June 1997. The second and third tranches of the private placement, if and when received, are expected to provide an additional $3,000,000 of total gross proceeds, which amount is expected to fund operations into calendar 1998. The Company will require additional funds to continue its operations beyond the first calendar quarter of 1998. There can be no assurance that the Company will be able to obtain the additional needed funds on reasonable terms, or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEVELOPMENT STAGE COMPANY; HISTORY OF LOSSES. Cortex is a development stage enterprise. From inception on February 10, 1987 through September 30, 1996, the Company has generated only modest operating revenues and has incurred net losses aggregating $26,411,152. As of September 30, 1996, the Company had an accumulated deficit of $26,550,826. The Company will require substantial additional funds to advance its research and development programs, particularly should the Company decide to independently conduct later-stage clinical testing and apply for regulatory approval of any of its proposed products. There can be no assurance that such additional financing will be available on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to existing stockholders may result. If the Company is unable to obtain additional funds when and as needed, the Company may be required to significantly curtail one or more of its product development programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

TECHNOLOGICAL UNCERTAINTY; EARLY STAGE OF PRODUCT DEVELOPMENT; NO ASSURANCE OF REGULATORY APPROVALS. The Company's proposed products are in the preclinical or early clinical stage of development and will require significant further research, development, clinical testing and regulatory clearances. They are subject to the risks of failure inherent in the development of products based on innovative technologies. These risks include the possibilities that any or all of the proposed products are found to be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances, that the proposed products, although effective, will be uneconomical to market, that third parties may now or in the future hold proprietary rights that preclude the Company from marketing them, or that third parties will market a superior or equivalent product. Accordingly, the Company is unable to predict whether its research and development activities will result in any commercially viable products or applications. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the Company does not expect to be able to commercialize any therapeutic drug for at least five years, either directly or through its corporate partners or licensees. There can be no assurance that the Company's proposed products will prove to be safe or effective or receive regulatory approvals that are required for commercial sale. To date, the Company has conducted clinical trials in Europe only. The Company has not yet filed an IND with the Food and Drug Administration, which is required prior to the commencement of clinical testing in the United States. See "Business."

DEPENDENCE ON THIRD PARTIES FOR CLINICAL TESTING, MANUFACTURING AND MARKETING. The Company does not have the resources, and does not presently intend, to conduct later-stage human clinical trials or to manufacture any of its proposed products. The Company is therefore seeking larger pharmaceutical company partners to conduct such activities for most or all of its proposed products. In connection with its efforts to secure corporate partners, the Company will seek to retain certain co-promotional rights to its proposed products, so that it may promote such products to selected medical specialists while its corporate partner promotes to the general medical market. There can be no assurance that the Company will be able to enter into any such partnering arrangements on this or any other basis. In addition, there can be no assurance that either the Company or its prospective corporate partners can successfully introduce its proposed products, that they will achieve acceptance by patients, health care providers and insurance companies, or that they can be manufactured and marketed at prices that would permit the Company to operate profitably. See "Business."

DEPENDENCE ON RELATIONSHIPS WITH KEY CONSULTANTS AND THE UNIVERSITY OF CALIFORNIA, IRVINE. The Company is highly dependent upon its relationships with a number of key academic consultants, particularly Drs. Carl W. Cotman and Gary S. Lynch of the University of California, Irvine ("UCI"). Drs. Cotman and Lynch play an important role in guiding the internal research of the Company. In addition, Cortex sponsors research in the laboratories of Dr. Lynch at UCI that is an important component of the Company's product development and corporate partnering profile. The sponsored research is highly technically demanding and involves the use of expensive equipment, much of it custom-built, that is the property of UCI. Were Cortex's relationships with Dr. Lynch or UCI to be disrupted, it is likely that the Company's AMPA receptor research program would be adversely affected, and there is no assurance that the Company would be able to conduct the sponsored research internally at reasonable cost, or at all. The Company's agreements with its consultants, including those with Drs. Cotman and Lynch, are generally terminable by the consultant on short notice. The loss of services of certain of these individuals, and particularly Dr. Lynch, could have a material adverse effect on the Company. See "Management."

LIMITED PROPRIETARY RIGHTS; LACK OF PATENT PROTECTION. Since its initial public offering in July 1989, the Company has negotiated technology rights agreements giving it exclusive rights to its proposed cognition enhancement products and calpain inhibitor products under patents or patent applications owned wholly by other parties or by other parties as co-owners with the Company. The Company also holds options or other rights to obtain exclusive licenses under patent applications relating to certain of its potential products. Certain of the Company's licenses and other agreements are terminable if the Company does not make certain minimum annual payments, meet certain milestones or diligently seek to commercialize the underlying technology. In addition, the Company's related collaborative and consulting agreements are generally terminable upon 30 to 60 days' written notice.

There can be no assurance that current or future patent applications in which Cortex has an interest, either as sole owner or as a current or prospective licensee, will result in patents being issued. There can also be no assurance that patents issuing in the future in connection with current or future patent applications will afford effective protection against competitors with similar technology, or that any patents issued or licensed to Cortex will not be infringed upon or designed around by others.

If Cortex is unable to obtain protection of its proprietary rights in its products or processes prior to or after obtaining regulatory clearances, whether through patents, trade secrets or otherwise, competitors may be able to market competing products by obtaining regulatory clearance through demonstration of equivalency to the Company's products, without being required to conduct the same lengthy clinical tests conducted by the Company.

In some cases, Cortex may rely on trade secrets to protect its innovations. There can be no assurance that secrecy obligations will be honored or that others will not independently develop similar or superior technologies. To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to the Company's projects, disputes may arise as to the proprietary rights to such information that may not be resolved in favor of the Company. See "Business--Patents and Proprietary Rights."

SHARES ELIGIBLE FOR FUTURE SALE; DILUTION; CONTROL. If all outstanding warrants and options are exercised prior to their expiration, approximately 1,350,000 additional shares of Common Stock could become freely tradeable without restriction under the Securities Act. An aggregate of 29,384 shares of Common Stock are issuable upon conversion of currently outstanding 9% Preferred Stock and Series B Preferred Stock. On issuance such shares will be freely tradeable. As of December 12, 1996, 339,847 shares of Common Stock are issuable upon conversion of 100 shares of Series D Preferred Stock issued in the first tranche at an effective conversion price of $2.9425 per share of Common Stock. However, the exact number of shares issuable depends on the date of conversion and the then current market price of the Common Stock.
See "Description of Securities -- Preferred Stock." On December 12, 1996, the last sale price of the Common Stock as reported by Nasdaq was $4.375 per share. If the market price of the Common Stock is below $3.59 per share at the time(s) of conversion, the effective conversion prices(s) of the Series D Preferred Stock issued in the first tranche will be lower, and potentially much lower, than $2.9425 per share, resulting in the issuance of more Common Stock upon conversion of the Series D Preferred Stock. In the event of a precipitous decline in the market price of the Common Stock, this may lead to very substantial dilution to current holders of the Common Stock. Further, since all of the shares of Series D Preferred Stock are being acquired by a single investor, under such circumstances the investor may be in a position to exert influence and control over the affairs of the Company.The Series D Preferred Stock issued or issuable pursuant to the October 1996 private placement (see Note 10 of Notes to Financial Statements) is also convertible into shares of Common Stock at a conversion price indexed to the market price of the Common Stock at the time of conversion. An additional 300 shares of Series D Preferred Stock are planned for issuance upon closing of the second and third tranches at effective conversion prices that cannot presently be determined, but that may be lower than the effective conversion price for the currently outstanding Series D Preferred Stock. The Series D Preferred Stock to be issued in the second and third tranches of the October 1996 private placement also presents the risks discussed immediately above pertaining to dilution and control. On issuance upon conversion of Series D Preferred Stock, all of such shares of Common Stock may be freely tradeable. Sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of the Common Stock and, dependent upon the then current market price of the Common Stock, increase the risks associated with conversion of Series D Preferred Stock that are discussed above. See "Selling Stockholders -- Footnote 1," and "Description of Securities -- Preferred Stock."

COMPETITION. The Company's business is characterized by intensive research efforts. Many companies, research institutes and universities are working in a number of pharmaceutical or biotechnology disciplines to develop therapeutic products similar to those under investigation by the Company. Most of these companies, research institutes and universities have substantially greater financial, technical, manufacturing, marketing, distribution and/or other resources than Cortex. In addition, many of such companies have experience in undertaking human clinical trials of new or improved therapeutic products and obtaining FDA and other regulatory clearances of products for use in human health care. The Company has no experience in conducting and managing clinical testing or in preparing applications necessary to gain regulatory clearances. Accordingly, other companies may succeed in developing products that are safer or more effective than those proposed to be developed by the Company and in obtaining FDA clearances for such products more rapidly than the Company. Further, it is expected that competition in this field will continue to intensify over the next few years. See "Business--Competition."

DEPENDENCE UPON KEY PERSONNEL. Cortex is highly dependent upon key management and technical personnel. Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of any of such persons, or an inability to attract, retain and motivate the additional highly-skilled employees and consultants required for the Company's activities, could materially adversely affect its business and prospects. There can be no assurance that Cortex will be able to retain its existing personnel or attract additional qualified employees when they are needed. See "Business" and "Management."

GOVERNMENT REGULATION. Therapeutic products such as those proposed to be developed by Cortex are subject to an extensive and lengthy regulatory review and approval process by the FDA and comparable agencies in other countries. Prior to commercialization, the Company's products will require governmental approvals that have not yet been obtained and that are not expected to be obtained for several years, if at all. The regulatory process, which includes pre-clinical, clinical and post-clinical testing of the Company's products to establish their safety and efficacy, will take many years and require the expenditure of substantial resources. There can also be no assurance that, even after such time and expenditures, regulatory clearances will be obtained for any of the Company's products. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. In addition, the current administration in the U.S. is proposing changes in federal regulation and reimbursement policies intended to facilitate the delivery of cost-effective health care. The implementation of such proposed changes may affect the regulation and availability of, and the pricing and reimbursement for, health care products. The Company is unable to predict the effect, if any, that these proposed changes will have on the Company. See "Business--Government Regulation."

PRODUCT LIABILITY AND INSURANCE. The clinical testing, manufacturing and marketing of the Company's products may expose the Company to product liability claims. Cortex maintains liability insurance with coverage limits of $5 million per occurrence and $5 million in the annual aggregate. Although the Company has never been subject to a product liability claim, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate or that one or more successful claims brought against the Company would not have a material adverse effect upon the Company's business, financial condition and results of operations.

LIMITED PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock has been publicly traded since July 1989. Although the Company currently has approximately 20 market makers, there can be no assurance that an active or established trading market for the Company's Common Stock will be maintained. The Company's Common Stock currently trades on the Nasdaq Small Cap Market. There can be no assurance that the Company's Common Stock will continue to be traded on the Nasdaq Small Cap Market.

There is significant volatility in the market price of securities of life sciences companies generally, and the trading price of the Company's Common Stock has been subject to wide fluctuations. See "Price Range of Common Stock." Various factors and events, including announcements by the Company or its competitors concerning technological innovations, new products, proposed governmental regulations or actions, developments or disputes relating to patents or proprietary rights and public concern over the safety of therapeutic products or other factors that affect the market generally, may have a significant impact on the Company's business and on the market price of the Company's securities.

DIVIDENDS. The Company has not paid cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. The Company may not pay any dividends on its Common Stock until accrued and unpaid dividends on the 9% Preferred Stock have been paid in full. As of September 30, 1996, accrued and unpaid dividends on the 9% Preferred Stock were $64,350. See "Dividend Policy."

ANTI-TAKEOVER PROVISIONS. The Board of Directors has the authority, without further approval of the Company's stockholders, to issue up to 549,340 shares of Preferred Stock having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of additional shares of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. See "Description of Securities."

                               USE OF PROCEEDS

The proceeds from the sale of each Selling Stockholder's Shares will belong to the Selling Stockholders. The Company will not receive any of the proceeds from such sales of the Shares.

                          PRICE RANGE OF COMMON STOCK

The Common Stock (Nasdaq symbol: "CORX") began trading publicly in the over-the-counter market on July 18, 1989. The following table presents quarterly information on the high and low sale prices of the Common Stock for the fiscal years ended June 30, 1996 and 1995, and thereafter, as reported by Nasdaq. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, may not represent actual transactions and have been adjusted for a one-for-five reverse stock split that became effective January 11, 1995.

                                                  High           Low
                                                 -------        -------
FISCAL YEAR ENDING JUNE 30, 1997

Second Quarter (through December 12, 1996)        $7-1/4        $2-7/16
First Quarter                                      4-1/2         2-5/8

FISCAL YEAR ENDED JUNE 30, 1996

Fourth Quarter                                     7-1/4         4
Third Quarter                                      8-3/4         3-1/2
Second Quarter                                     5-17/32       2-3/8
First Quarter                                      6-3/8         2-7/8

FISCAL YEAR ENDED JUNE 30, 1995

Fourth Quarter                                     3-3/4         2-1/2
Third Quarter                                      3-3/4         1-5/8
Second Quarter                                     5-5/32        3-1/8
First Quarter                                      5-5/16        3-3/4


As of November 30, 1996, there were 590 stockholders of record of the Company's Common Stock, and approximately 7,400 beneficial owners. The last sale price of the Company's Common Stock on December 12, 1996, as reported by Nasdaq, was $4-3/8.

                                DIVIDEND POLICY

The Company has never paid cash dividends on the Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. The outstanding shares of 9% Preferred Stock bear a fixed dividend of $0.09 per share per annum, which accrues in equal semiannual installments on June 15 and December 15 of each year, which dividends must be paid in full before any dividends can be paid on the Common Stock. As of September 30, 1996, accrued and unpaid dividends on the 9% Preferred Stock were $64,350. The payment of future dividends, if any, will be determined by the Board of Directors in light of conditions then existing, including the Company's financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board of Directors.

                                   CAPITALIZATION

The following table sets forth the capitalization of the Company as of September 30, 1996. The figures are unaudited, and this table should be read in conjunction with the financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                                   September 30, 1996 (1)(2)
                                                   ------------------------
Note payable to Alkermes, Inc.                              $  1,051,488
Stockholders' equity (2):
    9% cumulative convertible preferred stock,
         $0.001 par value; $1.00 per share liquidation
         preference; authorized: 1,250,000 shares;
         issued and outstanding: 110,000 shares                  110,000
    Series B convertible preferred stock, $0.001 par
         value; $0.6667 per share liquidation preference;
         authorized: 3,200,000 shares; issued and
         outstanding: 150,000 shares                              86,810
    Series C convertible preferred stock, $0.001 par
         value; $25,000 per share liquidation preference;
         authorized: 160 shares; issued and outstanding:
         25 shares                                               537,483
    Common stock, $0.001 par value; authorized
         20,000,000 shares ; issued and outstanding:
         7,589,271 shares                                          7,589
    Additional paid-in capital                                28,263,738
    Unrealized gain on available for sale
         U.S. Government securities                                  164
    Deficit accumulated during the development stage         (26,550,826)
                                                            ------------
    Total stockholders' equity                                 2,454,958
                                                            ------------
Total capitalization                                        $  3,506,446
                                                            ============
_______________

(1) Excludes an aggregate of 1,357,084 shares of Common Stock reserved for issuance upon possible exercise of outstanding warrants and options and an aggregate of 283,184 shares of Common Stock reserved for issuance upon conversion of outstanding 9% Cumulative Convertible Preferred Stock, Series B Convertible Preferred Stock and Series C Convertible Preferred Stock. See "Description of Securities" and Notes 3, 4 and 5 of Notes to Financial Statements.

(2) On October 15, 1996, the Company issued 100 shares of newly created Series D Preferred Stock ("Series D Preferred") at a price of $10,000 per share in the first tranche of a three-tranche Regulation D private placement. The Series D Preferred Stock is convertible at an effective per share conversion price that is the lower of (i) 110% of the average closing bid price for the five trading days immediately preceding the closing date ($2.9425 for the first tranche) or (ii) that price that is 18% below the average closing bid price for the five trading days immediately preceding the conversion date, in each case subject to adjustment at the rate of six percent per annum based on the length of the period from issuance of the Series D Preferred until its conversion. The Company intends to sell a second tranche of 150 shares of Series D Preferred (for gross proceeds of $1,500,000) 15 days following the effectiveness of a registration statement covering the resale of shares of Common Stock issuable upon conversion of the Series D Preferred, and a third tranche of 150 shares 60 days following the closing of the second tranche. The closing of the second and third tranches is subject to certain conditions, which conditions are outside the control of the investor, including but not limited to minimums for price and trading volume of the Company's common stock. See "Description of Securities" and
    Note 10 of Notes to Financial Statements.

                              SELECTED FINANCIAL DATA

The selected financial data with respect to the Company presented below for the fiscal years ended and as of June 30, 1996 and 1995 and for the period from inception (February 10, 1987) through June 30, 1996 are derived from and should be read in conjunction with the more detailed financial statements (including the notes thereto) of the Company, which have been audited by Ernst & Young LLP, independent auditors, whose report thereon is included elsewhere herein and in the Registration Statement. The selected financial data for the years ended and as of June 30, 1994, 1993 and 1992 is derived from audited financial statements that are not included in this Prospectus. The selected financial data for the three-month periods ended September 30, 1996 and 1995 and the period from inception (February 10, 1987) through September 30, 1996 and at September 30, 1996 are derived from unaudited interim financial statements. The unaudited interim financial statements include all adjustments (consisting only of normally recurring accruals) that management considers necessary for a fair presentation of the Company's financial position and results of operations for the periods presented. Operating results for the three-month period ended September 30, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1997.

STATEMENTS OF OPERATIONS DATA:

                                                                                                                     Period from
                                                                                                                      inception
                                                                                                                     (February 10,
                                                        Years ended June 30,                                         1987) though
                                       ----------------------------------------------------------------------------     June 30,
                                          1996              1995          1994              1993          1992            1996
                                       -----------      ------------   ------------      -----------   -----------     ----------

Operating revenues:
    Research/license revenue (1)       $    --          $    --         $    --          $ 2,600,000    $ 1,000,000    $ 3,600,000
    Grant revenue                           --               --              39,665           10,103         --             94,717
                                      ------------      -----------     -----------      -----------    -----------    -----------
         Total operating revenues           --               --              39,665        2,610,103      1,000,000      3,694,717
                                      ------------      -----------     -----------      -----------    -----------    -----------
Operating expenses:
    Research & development               2,677,577        4,138,731       3,226,858        2,316,622      2,284,283     18,969,112
    General & administrative             1,643,732        1,665,134       1,780,792        1,101,134      1,164,148     10,050,559
    Settlement with Alkermes, Inc           --            1,227,977          --              --               --         1,227,977
                                      ------------      -----------     -----------      -----------    -----------    -----------
         Total operating expenses        4,321,309        7,031,842       5,007,650        3,417,756      3,448,431     30,247,648
                                      ------------      -----------     -----------      -----------    -----------    -----------
Loss from operations                    (4,321,309)      (7,031,842)     (4,967,985)        (807,653)    (2,448,431)   (26,552,931)
Interest income, net                       163,062          196,310         262,994           46,117         93,661      1,333,307
                                      ------------      -----------     -----------      -----------    -----------    -----------
Net loss                               $(4,158,247)     $(6,835,532)    $(4,704,991)      $ (761,536)   $(2,354,770)  $(25,219,624)
                                      ============      ===========     ===========      ===========    ===========   ============
Weighted average common
     shares outstanding                  6,532,884        6,075,454       4,880,338        3,147,204      2,753,754
                                     =============      ===========     ===========      ===========     ===========
Net loss per share                     $     (0.64)     $     (1.13)    $     (0.97)     $    (0.26)     $    (0.88)
                                     =============      ===========     ===========      ===========     ===========




                                                                            Period from
                                                                             inception
                                            Three months ended            (February 10,
                                               September 30,              1987) through
                                       ------------------------------     September 30,
                                              1996           1995             1996
                                        ------------     ------------     ------------
Operating revenues:
    Research/license revenue (1)        $     --          $     --        $  3,600,000
    Grant revenue                             --                --              94,717
                                        -----------       -----------     ------------
         Total operating revenues             --                --           3,694,717
                                        -----------       -----------     ------------
Operating expenses:
    Research & development                  793,547           665,478       19,762,659
    General & administrative                432,374           323,444       10,482,933
    Settlement with Alkermes, Inc.            --                --           1,227,977
                                        -----------       -----------     ------------
         Total operating expenses         1,225,921           988,922       31,473,569
                                        -----------       -----------     ------------
Loss from operations                     (1,225,921)         (988,922)     (27,778,852)
Interest income, net                         34,393            34,312        1,367,700
                                        -----------       -----------     ------------
Net loss                                $(1,191,528)      $  (954,610)    $(26,411,152)
                                        ===========       ===========     ============
Weighted average common
    shares outstanding                    7,557,700         6,086,804
                                        ===========        ==========
Net loss per share                      $     (0.16)       $    (0.16)
                                        ===========        ==========

___________

(1) Received under an agreement with Alkermes, Inc.

BALANCE SHEET DATA:

                                                                                                  June 30,
                                      September 30,   ----------------------------------------------------------------------------
                                          1996             1996            1995             1994            1993          1992
                                     --------------    ------------    -------------    ------------    ------------   -----------
Working capital (1)                   $  2,722,393     $  3,849,649     $  3,327,788    $  8,982,571    $    888,199   $  1,245,987
Total assets (1)                         3,838,052        5,013,920        4,886,372      10,441,998       1,924,856      3,095,641
Total liabilities and
    redeemable preferred stock           1,383,094        1,369,157        1,613,676       1,154,117         788,392      1,560,218
Deficit accumulated during
    the development stage              (26,550,826)     (25,359,298)     (21,201,051)    (14,365,519)     (9,660,528)    (8,882,992)
Stockholders' equity (1)              $  2,454,958     $  3,644,763     $  3,272,696    $  9,287,881    $  1,136,464    $ 1,535,423

Common shares outstanding                7,589,271        7,495,576        6,085,201       6,073,942       3,209,975      3,047,438

_________________
(1) Excludes net proceeds of approximately $950,000 received in October 1996 in connection with a private placement of Series D Preferred Stock. See "Capitalization," "Description of Securities" and Note 10 of Notes to Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE HEREIN.

RESULTS OF OPERATIONS

From inception (February 10, 1987) through September 30, 1996, the Company's revenue has consisted of (i) $3,600,000 of license fees and research and development funding from January 1992 through June 1993 under the Company's agreement with Alkermes, Inc. ("Alkermes," see Note 6 of Notes to Financial Statements), (ii) net interest income aggregating $1,368,000, and (iii) $95,000 of grant revenue.

From inception (February 10, 1987) through September 30, 1996, the Company has sustained losses aggregating $26,411,152. Continuing losses are anticipated over the next several years, as the Company's ongoing operating expenses for preclinical research and early clinical development will only be offset, if at all, by licensing revenues under planned strategic alliances with larger pharmaceutical companies that the Company is seeking for the later stages of clinical development, manufacturing and marketing of its products. The nature and timing of payments to Cortex under these planned strategic alliances, if and as entered into, is likely to significantly affect the Company's operations, and to produce substantial period-to-period fluctuation in reported financial results. Over the longer term, the Company will be dependent upon successful commercial development of its products by its prospective partners to attain profitable operations from product royalties or other revenues based on product sales.

The Company believes that inflation and changing prices have not had a material impact on its ongoing operations to date.

FISCAL YEARS ENDED JUNE 30, 1996 AND 1995

For the year ended June 30, 1996, the Company's net loss of $4,158,000 compares with a net loss of $6,836,000 for the prior year. The net loss for the prior year includes $1,228,000 of expenses related to the settlement of the dispute with Alkermes (see Note 6 of Notes to Financial Statements) and higher research and development expenditures in connection with the initiation of human clinical studies.

General and administrative expenses of $1,644,000 for the year ended June 30, 1996 were essentially unchanged from the prior year. The very slight decrease was the result of lower outlays for consulting expenses, partially offset by increased recruiting fees incurred with the hiring of the new Chief Executive Officer.

Research and development expenses decreased to $2,678,000, or by 35%, in the year ended June 30, 1996. Most of the decrease from the prior year was attributable to clinical testing of AMPALEX (for the potential treatment of memory deficits due to Alzheimer's disease) in the prior year, as well as lower salary and related expenses due to a temporary reduction in scientific personnel that was effected as of June 30, 1995. Lower outlays for scientific consulting contributed most of the remaining decrease.

THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995

The net loss for the three-month period ended September 30, 1996 of $1,192,000 compares with a net loss of $955,000 for the corresponding prior year period. The increased operating expenses were primarily attributable to scientific and administrative personnel additions, along with increased levels of external research.

General and administrative expenses increased from $323,000 to $432,000 or by $109,000 (34%) during the three-month period ended September 30, 1996 compared to the corresponding prior year period. The bulk of the increase was from the relocation of the new Chief Executive Officer, the hiring of a business development executive and increased travel expenses in connection with corporate partnering activities.

Research and development expenses increased from $665,000 to $794,000, or by $129,000 (19%), during the three-month period ended September 30, 1996 compared to the corresponding prior year period. The increase was principally due to higher outlays for sponsored research, additions to the complement of scientific employees and a resultant increase in spending for laboratory supplies, partially offset by lower clinical trials expenses.

PLAN OF OPERATIONS; LIQUIDITY AND CAPITAL RESOURCES

CORTEX has funded its organizational and research and development activities primarily from the issuance of equity securities, with net proceeds from inception (February 10, 1987) through September 30, 1996 aggregating $28 million. An additional $3.6 million in research and license payments was received from Alkermes between January 1992 and June 1993 in connection with the development and license agreement with that firm (see Note 6 of Notes to Financial Statements). Interest income from inception through September 30, 1996, which approximates funds received, was $1.4 million.

As of September 30, 1996, the Company had cash, cash equivalents and short-term investments totaling $2.9 million and working capital of $2.7 million. In comparison, as of September 30, 1995, the Company had cash, cash equivalents and short-term investments of $3.1 million and working capital of $2.6 million. The decreases resulted from amounts required to fund operating losses and to purchase capital equipment, partially offset by approximately $3.6 million received from a private placement of Series C Preferred Stock in December 1995. From inception (February 10, 1987) through September 30, 1996, net expenditures for furniture, equipment and leasehold improvements aggregated $1.9 million.

As of September 30, 1996, Cortex had outstanding 110,000 shares of 9% cumulative convertible preferred stock, which accrue cumulative semi-annual dividends at an annual rate of $0.09 per share. To conserve capital for operations, the Company has elected not to distribute the dividends that have accrued from June 15, 1990. Accrued and unpaid dividends as of September 30, 1996 were $64,350.

The Company leases approximately 30,000 square feet of research laboratory, office and expansion space under an operating lease that expires May 31, 1999, with an additional five-year option at 95% of the then fair market rental rate. The commitments under the lease agreement for the years ending June 30, 1997, 1998 and 1999 are $229,000, $234,000 and $220,000,
respectively.

In connection with the settlement in October 1995 of the license dispute with Alkermes (see Note 6 of Notes to Financial Statements), the Company issued to Alkermes a $1,000,000 three-year promissory note accruing interest semi-annually at the then federal funds rate. The Company also agreed to pay Alkermes a graduated royalty on calpain inhibitor development proceeds, as defined and subject to certain limitations.

Over the next twelve months, the Company plans to conduct additional preclinical and Phase I/II clinical studies on its AMPAKINE compounds. This planned research involves a twelve-month expenditure of approximately $4.2 million. This amount includes approximately $966,000 of funding for sponsored research in academic laboratories, to which the Company is or will be committed under various license agreements and sponsored research agreements. Significant investments in plant or equipment or substantial changes to staffing levels are not contemplated under current spending plans for the next twelve months. As of September 30, 1996, Cortex had 19 full-time employees and one part-time employee.

On October 15, 1996, Cortex completed the first tranche of a Regulation D private placement of Series D Preferred Stock and in connection therewith received gross proceeds of $1,000,000. The Company is to receive an additional $3,000,000 in two additional tranches, subject to certain conditions. See Note 10 of Notes to Financial Statements.

Cortex anticipates that its existing cash, cash equivalents and short-term investments, combined the proceeds from the first tranche of the October 1996 financing and a modest amount of anticipated interest income, will be sufficient to satisfy its capital requirements through June 1997 under current spending plans. The successful closing of the second and third tranches of the October 1996 financing is expected to extend this through the first calendar quarter of 1998.

Over the longer term, the Company will require substantial additional funds to maintain and expand its research and development activities and to ultimately commercialize, with or without the assistance of corporate partners, any of its proposed products. The Company is seeking collaborative or other arrangements with larger pharmaceutical companies, under which such companies would provide additional capital to the Company in exchange for exclusive or non-exclusive license or other rights to certain of the technologies and products the Company is developing. However, the competition for such arrangements with major pharmaceutical companies is intense, with a large number of biopharmaceutical companies attempting to satisfy their funding requirements through such arrangements. Accordingly, although the Company is presently engaged in discussions with a number of suitable candidate companies, there can be no assurance that an agreement or agreements will arise from these discussions in a timely manner, or at all, or that revenues that may be generated thereby will offset operating expenses sufficiently to reduce the Company's short- or long-term funding requirements. Additional equity or debt financings will be required, and there can be no assurance that funds will be available from such financings on favorable terms, or at all. If additional funds are raised by issuing equity securities, and dependent upon the nature and timing of such issuances, dilution to then existing stockholders is likely to result.

                                     BUSINESS

OVERVIEW

Cortex Pharmaceuticals, Inc. ("Cortex" or the "Company") is a development stage enterprise that was organized in 1987 to engage in the discovery, development and commercialization of innovative pharmaceuticals for the treatment of neurodegenerative diseases and other neurological and psychiatric disorders. The primary product development effort at Cortex is centered on the AMPA receptor, a complex of proteins that is involved in most "excitatory" communication between nerve cells in the human brain. Cortex is developing a family of chemical compounds, known as AMPAKINEs-TM-, to enhance the activity of this receptor. Cortex believes that AMPAKINEs hold promise for correcting deficits brought on by a variety of diseases and disorders that are known, or thought, to involve depressed functioning of pathways in the brain that use glutamate as a neurotransmitter. In October 1994, the Company initiated human safety studies with CX516 (AMPALEX-TM-) for the potential treatment of deficits of memory and cognition due to Alzheimer's disease. To date, these studies have involved healthy young adult and healthy elderly volunteers. The Company plans to initiate a small study in Alzheimer's disease patients in fiscal 1997. Cortex is also investigating the potential utility of its AMPAKINEs in the treatment of schizophrenia. In fiscal 1996, the Company maintained a strong focus on the AMPA receptor program but, with the reacquisition of rights to calpain inhibitor compounds from Alkermes in October 1995, reinstituted a research effort in this area. In the fiscal years ended June 30, 1996 and 1995, the Company's expenditures on research and development were $2,677,577 and $4,138,731, respectively, with the decrease attributable to a higher level of human clinical testing of AMPALEX in fiscal 1995.

Each of Cortex's programs addresses a large potential market. The Company's current commercial development plans involve partnering with larger pharmaceutical companies for Phase II and later clinical testing, manufacturing and global marketing of its proposed products, while attempting to retain the right to eventually co-promote in the United States. If the Company is successful in the pursuit of this strategy, it is intended that it will be in a position to contain its costs over the next few years, to maintain its focus on the research and early development of novel pharmaceuticals (where it believes that it has the ability to compete), and eventually to participate more fully in the commercial development of its proposed products in the United States. Cortex continues to seek collaborative or licensing arrangements with larger pharmaceutical companies that will permit AMPALEX-TM- to be advanced into later stages of clinical development and provide access to the extensive clinical trials management, manufacturing and marketing expertise of such companies. There can be no assurance, however, that the Company will secure such arrangements on favorable terms, or at all, or that its products will be successfully developed and approved for marketing by government regulatory agencies.

AMPA RECEPTOR PROGRAM

In June 1993, Cortex licensed from the University of California a new class of compounds--the AMPAKINEs--that facilitate the functioning of the AMPA subtype of receptor for the neurotransmitter glutamate. These AMPAKINE compounds interact in a highly specific manner with the AMPA receptor in the brain, lowering the amount of neuronal stimulation required to generate a response. It is hoped that this selective signal amplification will eventually find utility in the treatment of neurological diseases and disorders characterized by depressed functioning of brain pathways that utilize glutamate as a neurotransmitter. Two prominent diseases that may benefit from AMPA receptor-directed therapeutics are Alzheimer's disease and schizophrenia, both of which represent large unmet medical needs.

DEFICITS OF MEMORY AND COGNITION -- ALZHEIMER'S DISEASE

Impairment of memory and cognition is becoming a very serious problem as the elderly proportion of the population continues to increase. While not fatal (except when associated with diseases such as Alzheimer's disease) the incidence and prevalence of cognitive deficits increase inexorably with age. Many elderly individuals are confined to nursing homes because of psychological disorientation and functional difficulties. According to a 1985 survey of nursing homes conducted by the National Center for Health Statistics, over half of the individuals in nursing homes have some degree of cognitive impairment. Pharmaceuticals to alleviate deficits in memory and cognition could potentially enable many of the elderly to remain independent longer.

Memory is not located in a specific area of the brain, but rather becomes established in multiple areas of the brain that are involved with different types of sensory information. The prevailing scientific theory is that the brain deals with new information by constructing electrochemical and structural frameworks to put the information into some sort of context. Most of this processing, at least three-fourths of which is taken up with complex activities often referred to as "associations," appears to be handled in the cerebral cortex. The cerebral cortex is where the brain generates thoughts, language and plans, controls sensations and voluntary movements, evokes imagination, and stores certain types of permanent memory.

Substantial scientific evidence points to a long-lasting change--known as "long-term potentiation," or LTP--in synapses (junctions between neurons) as the basis of many types of memory. Long-term potentiation involves a series of chemical reactions that creates a more stable information transfer point between neurons. Experimental disruption of these chemical reactions in lower animals has been shown to cause a disruption of memory acquisition. In an important experiment with mice, for example, a single genetic change was made to prevent the production of a protein involved in long-term potentiation. When the mice were tested, they were unable to learn to swim out of a maze that required memory of spatial cues.

Although disease and physiological malfunctions are thought to be the fundamental cause of severe mental decline, age itself is a contributory factor. The human brain loses about 10% of its weight over a normal life span. In the cerebral cortex, a great deal of the communication between neurons is mediated by receptors for the neurotransmitter glutamate, including a subtype usually designated as the AMPA receptor (which is involved in long-term potentiation). AMPA receptors and synapses decline in number with aging, making it more difficult for information to pass through and between areas of the cerebral cortex. A potential corrective approach to alleviate age-related cognitive deficits is therefore to develop novel compounds to enhance the activity of the AMPA receptors that are still present.

Alzheimer's disease is the best known destroyer of memory, already afflicting some four million Americans. With the aging of our population, unless a treatment is found the number of Americans with Alzheimer's disease is expected to double over the next two decades. According to the Alzheimer's Association, Alzheimer's disease is the third most expensive disease in the U.S. (after heart disease and cancer), with an estimated annual cost to society of $100 billion and a lifetime cost per patient of $174,000. The impact of an effective treatment, even a symptomatic one, would be enormous. Because the disease is so closely tied to aging, it has been estimated that delaying the onset of its symptoms by only five years would HALVE the number of people diagnosed with the disease.

Alzheimer's disease is a progressive, degenerative and uniformly fatal disease that slowly destroys the brain. The early symptoms are problems with memory of recent events and difficulty performing familiar tasks. As the disease progresses, other symptoms appear. These include confusion, personality change, behavioral change, impaired judgment, and difficulty finding words, finishing thoughts, or following directions. While the disease progresses at different rates in different individuals, eventually the victims are unable to care for themselves. Ultimately, they become less resistant to infections and other illnesses, which are often the actual cause of death.

It is in the early stages of Alzheimer's disease--the first few years--that Cortex believes AMPAKINEs may someday play a valuable role, enhancing the effectiveness of the brain cells that have not yet succumbed to the disease. This may alleviate the memory and cognitive deficits that make up the early symptoms. There is also a possibility that treatment with AMPAKINEs may slow the progression of Alzheimer's disease. The reason for this is that brain cells, or neurons, require continued excitatory input from other brain cells to remain alive. As neurons die, other neurons begin to lose their excitatory inputs, hastening their own death. It may be that maintaining the "tone" of the remaining neurons, by using AMPAKINEs to increase the effectiveness of the excitatory input that is still available, will slow this cascade of neuronal death.

The first major results of AMPAKINE testing in animal behavioral models of learning and memory were reported in early 1994 in the prestigious journal PROCEEDINGS OF THE NATIONAL ACADEMY OF SCIENCES. In these studies, which involved tests of both short- and long-term memory, AMPAKINE-treated rats performed significantly better than untreated control animals. The authors concluded that "facilitation of [excitatory] transmission causes a general improvement in memory encoding."

Perhaps the most compelling of the animal studies conducted to date involved an assessment of the effects of an AMPAKINE on memory performance in middle-aged rats. A number of researchers have demonstrated that healthy middle-aged rats have significant deficits in memory performance when compared to younger animals. This provides, in essence, an animal model for age-associated memory impairment in humans. In the study, which was published last year in SYNAPSE, the authors found that middle-aged rats showed striking deficits in performance on a maze task when compared with young adult animals, but when they were administered an AMPAKINE their performance was improved to levels equivalent to those found in young animals.

In these and other preclinical studies, the experimental compounds demonstrated pharmaceutically attractive qualities, including apparent low toxicity, rapid onset of action, rapid excretion and an ability to freely cross the blood-brain barrier (a semi-permeable barrier that prevents many drugs from getting into the brain).

Three human clinical studies have now been completed with CX516 ("AMPALEX"). The results of the two most recent studies were announced in the year ended June 30, 1996. In all three studies, CX516 was safe and well-tolerated on acute oral administration and, importantly, statistically-significant positive effects on memory performance were seen.

The initial study, conducted by AFB Parexel in Berlin, involved single administrations of drug or placebo to a total of 48 healthy young adult volunteers, ranging in age from 18 to 35. The trial was double-blinded and placebo controlled, and involved administering a single dose of drug, in capsule form, to each volunteer. Several dosages of drug were tested, including levels that exceeded the expected therapeutic range. At all dosages, the drug was safe and well-tolerated. In addition, analysis of psychological data that was collected revealed a highly statistically significant positive effect on a test of memory performance that involved recall of a list of nonsense syllables.

The second trial, at the same clinical site in Berlin, involved 30 healthy elderly volunteers, aged 65 to 76, each of whom was administered a single oral dose of drug or placebo. In this double-blinded trial, AMPALEX was again found to be safe and well-tolerated. The elderly volunteers were also given the same nonsense syllable memory test that had been given to the young volunteers in the first study. In the absence of drug, the elderly volunteers were able to remember only about one-fourth as many syllables as their younger counterparts. In the presence of drug, the positive effect on memory performance that was seen in the earlier study was replicated. In fact, several of the elderly volunteers receiving the highest dosage of AMPALEX scored at or above the average score achieved by the young volunteers in the earlier study.

The third study, at the Karolinska Hospital in Stockholm, Sweden, involved administration of CX516 to healthy young adults under double-blind, placebo-controlled conditions. The five-day study involved administration of placebo on days 1, 4 and 5 and drug on days 2 and 3, with psychological testing conducted on each day. AMPALEX was safe and well-tolerated by all volunteers receiving drug, with no adverse events reported. Statistically significant improvements in performance on several measures of learning and memory were again noted in the drug group.

On the basis of the very encouraging results that were obtained in these three studies, Cortex plans to initiate additional studies in the target patient population, those experiencing deficits of memory and cognition due to Alzheimer's disease.

The first step in moving to the patient population is to ensure that the drug is safe in those affected by the disease. To address this issue, and to obtain a preliminary indication of effects on delayed recall, Cortex is working with clinical investigators at the National Institutes of Health who plan to conduct a U.S. Phase I/II study in 16 to 20 Alzheimer's disease patients. The double-blind, placebo-controlled dose escalation study will involve administration of CX516 to patients for up to 28 consecutive days.

While preliminary indications of the desired effects on memory and cognition may be obtained from this study, psychological testing of patients with Alzheimer's disease is characterized by a high level of variability. Full-scale Phase II studies designed to achieve significance on broad psychological scales will require larger numbers of patients. The Company is hopeful that the results from this preliminary study will encourage prospective pharmaceutical company partners to commit the financial and other resources to undertake additional clinical studies.

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SCHIZOPHRENIA

Schizophrenia is a major health care problem. The worldwide incidence of the disease is approximately one percent, regardless of ethnic, cultural or socioeconomic status. On any given day, approximately 100,000 of the estimated two million U.S. schizophrenics are in public mental hospitals.

Schizophrenia typically develops in late adolescence or early adulthood, and is best understood as a syndrome, or collection of symptoms. These are generally characterized as POSITIVE SYMPTOMS (delusions and hallucinations), NEGATIVE SYMPTOMS (social withdrawal, loss of emotional responsiveness and expressiveness) and COGNITIVE SYMPTOMS (disordered thought and attentional deficits).

The first "wonder drugs" for schizophrenia, the so-called neuroleptics or conventional anti-psychotics, were developed in the 1950s and 1960s. These drugs, such as chlorpromazine and haloperidol, helped to reduce the positive symptoms of the disease, and greatly reduced the need for chronic hospitalization. However, these drugs, which are still in use today, are characterized by troublesome and occasionally life-threatening side effects. The most common side effect of conventional anti-psychotics is EPS or "extrapyramidal signs," which include restlessness and tremors. EPS side effects have a strongly negative impact on quality of life and tend to lead to poor patient compliance with medication.

More recently, a new type of anti-psychotic agent, referred to as ATYPICAL due to the virtual lack of EPS side effects, has been developed. Clozapine was the first such drug. It was first studied in the 1970s, but clinical trials were halted due to the risk of a fatal blood disorder known as agranulocytosis, and also a dose-dependent risk of seizures. Clozapine was reintroduced in the 1980s, with approval by the FDA for use in patients who cannot be adequately controlled on typical neuroleptics, either because of lack of efficacy or side effects. Risperidone is another recent clozapine-like anti-psychotic.

The newer atypical agents achieve good control of positive symptoms, partial control of negative symptoms and better patient compliance with medication due to lower levels of EPS side effects. However, schizophrenia clinicians agree that the cognitive symptoms of schizophrenia are not addressed by any available agents. It is the persistence of these cognitive symptoms that keeps all but a few schizophrenic patients from successfully reintegrating into society.

Schizophrenia has long been thought to have its biochemical basis in an overactivity of dopamine pathways projecting into certain regions of the brain. More recently, a developing body of evidence in the scientific literature suggests that schizophrenia also involves an underactivity of glutamate pathways projecting into the same areas. Cortex is therefore studying whether AMPAKINEs, which increase current flow through the AMPA subtype of glutamate receptor, might have relevance to the treatment of schizophrenia.

In late 1995, Cortex announced that Professor John Larson, a University of California, Irvine neuroscientist and Cortex consultant, found that an AMPAKINE reduced stereotypic behavior (mechanical repetition of posture or movement) in rats injected with methamphetamine. Reduction of methamphetamine-induced stereotypic behavior is widely used for initial screening of anti-psychotic drugs. The results have now been extended by scientists at both UCI and Cortex to include several additional AMPAKINEs. More recently, Cortex scientists have demonstrated that AMPAKINEs and either conventional or atypical anti-psychotic drugs have additive effects in this model system.

The Company is presently involved in discussions with clinical researchers working in the schizophrenia field, and plans to initiate a small Phase I/II study with CX516 in schizophrenic patients in fiscal 1997. This study will primarily be designed as a safety study, but psychological testing will be conducted in an attempt to obtain a preliminary indication that CX516 has a beneficial effect on the symptoms of the disease, particularly the cognitive symptoms that have thus far been resistant to treatment.

                                       19

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CALPAIN INHIBITOR PROGRAM

Since 1989, the Company has been involved in research and early product development of inhibitors of the enzyme calpain. Calpain is a protease, a protein that digests other proteins. It is involved in a variety of biological processes throughout the body, and has been implicated in the pathology of several diseases and disorders. These include brain damage following stroke or head injury and spasming of blood vessels (vasospasm).

The Company's first target for calpain inhibitor therapeutics was brain damage following stroke. A stroke is a vascular event causing localized damage to the brain. There are two general categories of stroke: ischemic stroke, which is due to a blockage of blood flow, and hemorrhage stroke, in which a blood vessel bursts in the brain. In either case, the insult to the brain is often immediately life-threatening and initiates a cascade of molecular events that ultimately leads to permanent brain damage. Each year more than 500,000 Americans experience a stroke. Approximately 150,000 die, and most survivors are left with some degree of permanent residual disability due to damage to brain tissue. Although stroke is the third leading cause of death in the U.S., no satisfactory therapy yet exists to limit or reverse the brain damage brought on by this condition.

Interruption of the supply of oxygen and nutrients to the brain following a stroke is not in and of itself responsible for the widespread destruction of neurons that often follows. Rather, it is believed that these disruptions trigger biochemical changes that lead over a period of hours or days to death of the affected neurons. It is now fairly well accepted that this crucial period of time between a stroke and the actual death of brain cells provides a "window of opportunity" during which key chemical events can potentially be blocked, to limit or prevent damage to nerve cells and thereby maintain their viability until homeostasis is re-established following an ischemic episode.

Ischemia-induced release of the neurotransmitter glutamate appears to initiate the cascade. Glutamate builds up in the extra-cellular space following a stroke, stimulating receptors and allowing an excessive amount of calcium to enter nerve cells. Calcium control systems become overwhelmed, intracellular calcium concentrations rise high above normal physiological levels, and several calcium-dependent enzymes are activated. Of particular concern is calpain, which when activated, degrades the neuron's cytoskeleton as well as regulatory proteins such as protein kinase C. This causes progressively greater damage, and eventually the cell is no longer able to recover.

In calendar 1990 and 1991, Cortex established laboratory models of ischemia and used them to identify a range of calpain inhibitor compounds that appeared to have the potential to block brain damage due to stroke and other ischemic events. In January 1992, Cortex entered into a Development and License Agreement, which was amended in October 1992, (the "Alkermes Agreement") with Alkermes, Inc. ("Alkermes"), a larger neuroscience company. Cortex granted to Alkermes an exclusive worldwide license, with a right to sublicense, to commercialize products using the Company's calpain inhibitor technology for products for the prevention or treatment of acute and chronic neurodegenerative diseases and disorders of the nervous system.

Subsequently, Cortex shifted its own emphasis into calpain inhibitor research outside the nervous system. The Company was particularly active in investigating the potential role of calpain inhibitors as therapeutics for the treatment of vasospasm and restenosis, two serious vascular disorders. The Company established research collaborations and began screening compounds for these purposes, and reported on its progress in its 1993 annual report. This report of progress included a discussion of the Company's research in cerebral vasospasm, which involved reversal of an existing spasm of blood vessels in the brain. In October 1993, Alkermes notified the Company that Alkermes believed that it had rights to this indication under the Alkermes Agreement. On November 19, 1993, Alkermes filed an action in U.S. District Court in Massachusetts alleging that the Company had breached the Alkermes Agreement by developing calpain inhibitors for cerebral vasospasm.

On October 5, 1995, the Company and Alkermes agreed to a settlement of the dispute. Alkermes agreed to dismiss its action against the Company and to relinquish all rights previously granted them by the Company, as well as rights to related technologies developed by Alkermes subsequent to October 6, 1992. In connection with the settlement, the Company issued to Alkermes a $1,000,000 non-transferable, three-year promissory note accruing interest semi-annually at the federal funds rate. The Company also committed to pay Alkermes a graduated royalty on calpain inhibitor development proceeds, as

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

defined and subject to certain limitations. The Company has reinstituted an active research program on calpain inhibitors, and recently confirmed in an animal model the earlier finding that calpain inhibitors are capable of blocking vasospasm. Cortex presently intends to seek, with the assistance of its advisor, Vector Securities International, Inc., a larger pharmaceutical company partner for the further development of the calpain inhibitor technology.

MANUFACTURING

Cortex has no experience in manufacturing pharmaceutical products and relies, and presently intends to rely, on the manufacturing and quality control expertise of contract manufacturing organizations or prospective corporate partners. There is no assurance that the Company will be able to enter into arrangements for manufacturing of its proposed products on favorable terms.

MARKETING

The Company has no experience in the marketing of pharmaceutical products and does not anticipate having the resources to distribute and broadly market any products that it may develop. The Company will therefore continue to seek commercial development arrangements with other pharmaceutical companies for its proposed products. However, in entering into such arrangements, the Company will seek to retain the right to co-promote certain products in the United States to selected medical specialties (such as geriatric physicians, neurologists and psychiatrists). The Company believes that these specialties can be effectively addressed with a relatively small sales force. There is no assurance that the Company will be able to enter into co-promotional arrangements in connection with its licensing activities, or that any retention of co-promotional rights will lead to greater revenues for the Company.

TECHNOLOGY RIGHTS AND COLLABORATIVE AGREEMENTS

AMPA RECEPTOR MODULATING COMPOUNDS

Effective June 25, 1993, Cortex entered into an agreement with the Regents of the University of California, under which Cortex secured exclusive commercial rights to AMPA receptor modulating compounds (AMPAKINEs) for the treatment of deficits of memory and cognition. Under the agreement, the Company paid an initial license fee and is obligated to make additional payments, including license maintenance fees creditable against future royalties, over the course of initiating and conducting human clinical testing and obtaining regulatory approvals. When and if sales of licensed products commence, the Company will begin paying royalties on net sales.

CALPAIN INHIBITORS

Effective February 11, 1991, Cortex entered into a series of agreements with Georgia Tech Research Corporation, the licensing arm of the Georgia Institute of Technology ("Georgia Tech"), under which Cortex secured exclusive commercial rights, for selected disorders, to several novel classes of chemical compounds that the Company has demonstrated are effective as calpain inhibitors. Under the agreement, the Company paid an initial license fee and is obligated to make additional payments, including license maintenance fees creditable against future royalties, over the course of initiating and conducting human clinical testing and obtaining regulatory approvals. When and if sales of licensed products commence, the Company will begin paying royalties on net sales.

PATENTS AND PROPRIETARY RIGHTS

The Company is aggressively pursuing patent protection of its technologies. Cortex owns, or has exclusive rights (within its areas of product development) to, a number of issued U.S. patents and a range of U.S. patent applications and their international counterparts.

There can be no assurance that issued patents, whether already issued or issuing in the future in connection with current or future patent applications, will afford effective protection against competitors with similar technology. There can also

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

be no assurance that any patents issued or licensed to Cortex will not be infringed upon or designed around by others. Further, since issuance of a patent does not guarantee the right to practice the claimed invention, there can be no assurance that others will not obtain patents that the Company would need to license or design around in order to practice its patented technologies, or that licenses that might be required to practice these technologies due to patents of others would be available on reasonable terms. Additionally, there can be no assurance that any unpatented manufacture, use or sale of the Company's technology, processes or products will not infringe on patents or proprietary rights of others, and the Company may be unable to obtain licenses or other rights to these other technologies that may be required for commercialization of the Company's proposed products or processes.

Cortex relies to a certain extent upon unpatented proprietary technology, and may determine in some cases that its interests would be better served by reliance on trade secrets or confidentiality agreements rather than patents. No assurance can be made that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to or disclose such technology. In addition, there is no assurance that Cortex can meaningfully protect its rights in such unpatented proprietary technology or that others will not wrongfully obtain such technology.

On December 8, 1994, the United States adopted the Uruguay Round Agreements Act ("URAA") to implement the General Agreement on Tariffs and Trade ("GATT"). The URAA significantly alters many United States intellectual property laws. One of the most significant changes is to patent term length. Any patent issued on an application filed on or after June 8, 1995 will have a term that begins on the date the patent issues and ends 20 years from the earliest United States filing date claimed in the patent. This is in contrast to the 17-year term measured from the patent issue date, which has been the law in the United States for nearly two centuries. Given the significance of this change, the new law has a transition provision that applies to patents issuing on applications filed before June 8, 1995 and to all patents still in force on June 8, 1995. The term for these patents is the longer of either 17 years from the date of issuance or 20 years from the earliest United States filing date. These changes are not presently expected to have a material impact on the Company's business.

If Cortex is unable to obtain strong protection of its proprietary rights in its products or processes prior to or after obtaining regulatory clearance, whether through patents, trade secrets or otherwise, competitors may be able to market competing products by obtaining regulatory clearance through demonstration of equivalency to the Company's products, without being required to conduct the same lengthy clinical tests conducted by the Company.

GOVERNMENT REGULATION

In order to test, produce and market human therapeutic products in the United States, mandatory procedures and safety standards established by the Food and Drug Administration ("FDA") must be satisfied. Obtaining FDA approval has historically been a costly and time-consuming process. Although Cortex has initiated Phase I (safety) testing in Europe, it has not yet filed a Notice of Claimed Investigational Exemption for a New Drug ("IND") with the FDA for testing in the United States. While the Company plans to conduct or facilitate exploratory Phase I/II studies in the U.S. with CX516 in Alzheimer's disease patients and in schizophrenics, it is the Company's intent that a larger pharmaceutical company partner or partners, which the Company is seeking, will pursue the required regulatory approvals to conduct full-scale clinical tests in the United States and elsewhere.

The FDA must concur with an IND application before human clinical testing of an investigational drug can begin in the United States. An IND application includes the results of preclinical studies evaluating the potential safety and efficacy of the drug, and a detailed description of the clinical investigations to be undertaken.

Clinical trials are normally conducted in three phases. Phase I trials are concerned primarily with the safety of the drug, involve fewer than 100 subjects, and may take from six months to over a year. Phase II trials normally involve a few hundred patients and are designed primarily to demonstrate effectiveness in treating or diagnosing the disease or condition for which the drug is intended, although short-term side effects and risks in people whose health is impaired may also be examined. Phase III trials may involve up to several thousand patients who have the disease or condition for which the drug is intended, to approximate more closely the conditions of ordinary medical practice. Phase III trials are also designed to clarify the drug's benefit-risk relationship, to uncover less common side effects and adverse reactions, and to generate

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

information for proper labeling of the drug. The FDA receives reports on the progress of each phase of clinical testing, and may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients. The FDA estimates that the clinical trial period of drug development can take from two to ten years, and averages five years. With certain exceptions, once clinical testing is completed, the sponsor can submit a New Drug Application ("NDA") for approval to market a drug. The FDA's review of an NDA is also lengthy and on average takes approximately two and one-half years.

Therapeutic products that may be developed and sold by the Company outside the United States will be subject to regulation by the various countries in which they are to be distributed. In addition, products manufactured in the United States that have not yet been cleared for domestic distribution will require FDA approval in order to be exported to foreign countries for distribution there.

In late 1992, legislation was enacted that imposed user fees on manufacturers of prescription drugs, antibiotic and biological products. Such fees will now be required for each application submitted for FDA review, with additional annual product and establishment fees being imposed as well. The revenues raised by these fees are earmarked specifically to increase the resources of the FDA, and by so doing to increase the speed with which the FDA reviews and approves drug and biological product marketing applications. By fiscal 1997, the user fee established by the legislation for an NDA will be $233,000, while the annual establishment fee will be $138,000. The legislation provides small companies (I.E., companies with fewer than 500 employees that are not currently marketing a prescription drug product) with a reduction in the initial application fee, and contains provisions for fee waivers. The Company is unable to predict the impact of this or similar user fee legislation upon its product development plans.

Under FDA regulations, sponsors of promising investigational drugs and biologics for certain immediately life-threatening or serious diseases may make those drugs or biologics available for treatment of patients prior to approval of an NDA. Cortex believes, therefore, that it, or its licensees, may be able to distribute certain of its proposed products, in limited fashion, while still in the clinical testing stage. However, because of the limitations imposed on commercialization under this program, this is not expected to be of significant economic benefit.

There can be no assurance that any required FDA or other governmental approval will be granted or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products, or cause the Company to undertake additional procedures, which may be both costly and lengthy, and thereby furnish a competitive advantage to the competitors of the Company or its licensees.

Cortex does not have the financial and other resources to conduct the clinical testing and other procedures required to obtain approval to market its products and, accordingly, will be dependent on entering into joint ventures or other collaborative arrangements with third parties with the required resources in order to obtain the needed approvals. Cortex intends to enter into license or other arrangements with larger pharmaceutical companies under which those companies would conduct the required clinical trials and bear the expenses of obtaining FDA approval for most or all of its proposed products. There can be no assurance that Cortex will be able to enter into such arrangements on favorable terms, or at all, or that such arrangements will ultimately result in obtaining the necessary governmental approvals.

COMPETITION

The pharmaceutical industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including both major pharmaceutical companies and specialized biotechnology companies, are engaged in activities similar to those of Cortex. A number of drugs intended for the treatment of Alzheimer's disease, age-related cognitive deficits, stroke and other neurodegenerative diseases and disorders are on the market or in the later stages of clinical testing. For example, over 25 drugs are under clinical investigation in the U.S. for the treatment of Alzheimer's disease. The Company's competitors have substantially greater financial and other resources and larger research and development staffs. Larger pharmaceutical company competitors also have significant experience in preclinical testing, human clinical trials and regulatory approval procedures.

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

In addition, colleges, universities, governmental agencies and other public and private research organizations will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees, milestone payments and royalties in exchange for license rights to technology that they have developed, some of which may be directly competitive with that of the Company. These institutions also compete with companies such as Cortex in recruiting highly qualified scientific personnel.

The Company expects technological developments in the neuropharmacology field to continue to occur at a rapid rate and expects that competition will remain intense as advances continue to be made. Although the Company believes, based on the technical qualifications, expertise and reputations of its Scientific Directors, consultants and other key scientists, that it will be able to compete in the discovery and early clinical development of therapeutics for neurological disorders, the Company does not have the resources, and does not presently intend, to compete with major pharmaceutical companies in the areas of later stage clinical testing, manufacturing and marketing.

PRODUCT LIABILITY INSURANCE

The clinical testing, manufacturing and marketing of the Company's products may expose the Company to product liability claims. The Company maintains liability insurance with coverage limits of $5 million per occurrence and $5 million in the annual aggregate. Although the Company has never been subject to a product liability claim, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate or that one or more successful claims brought against the Company would not have a material adverse effect upon the Company's business, financial condition and results of operations. Further, if AMPALEX or any other compound is approved by the FDA for marketing, there can be no assurance that adequate product liability insurance will be available, or if available, that it will be available at a reasonable cost. Any adverse outcome resulting from a product liability claim could have a material adverse effect on the Company's business, financial condition and results of operations.

EMPLOYEES

As of November 30, 1996, Cortex had 19 full-time employees and one part-time employee and had engaged 11 part-time Ph.D.-level scientific consultants. Of the 19 full-time employees, 14 are engaged in research and development and five are engaged in management and administrative support. The Company also sponsors a substantial amount of research in academic laboratories at the University of California, Irvine, Wake Forest University and New York University.

FACILITIES

The Company leases approximately 30,000 square feet of office, research laboratory and expansion space under an operating lease that expires May 31, 1999, with an additional five-year option at 95% of the then fair market rental rate. Current monthly rent on these facilities is approximately $20,000. The Company believes that this facility will be adequate for its research and development activities for at least the next three years.

LEGAL PROCEEDINGS

The Company is not a party to any material legal proceedings.

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                                     MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND SCIENTIFIC DIRECTORS

The directors, executive officers and scientific directors of the Company are as follows:

   Name                             Age  Position
   -------------------------------  ---  --------------------------------------
   Robert F. Allnutt (2)..........  61   Director
   Jerome M. Arnold (1)(3)........  55   Director
   Carl W. Cotman, Ph.D. (1)......  56   Director, Scientific Director of
                                           Alzheimer's Research
   Michael G. Grey (2)(3).........  43   Director
   D. Scott Hagen.................  41   Vice President and Chief Financial
                                           Officer, Corporate Secretary
   Gary S. Lynch, Pd.D. (2).......  53   Scientific Director of Memory Research
   Harvey S. Sadow, Ph.D. (1)(2)..  74   Chairman of the Board, Director
   Vincent F. Simmon, Ph.D........  53   President and Chief Executive Officer,
                                           Director
   Davis L. Temple Jr., Ph.D. (1).  53   Director

   (1)  Member of the Compensation Committee.
   (2)  Member of the Audit Committee.
   (3)  Member of the Stock Option Committee.

ROBERT F. ALLNUTT was elected as a director in December 1995. Mr. Allnutt was Executive Vice President of the Pharmaceutical Manufacturers Association from May 1985 until February 1995 and was Vice President for Governmental Relations of Communications Satellite Corporation from May 1984 until May 1985. Prior to 1984, Mr. Allnutt held numerous positions in the Federal Government for 25 years, including 15 years at NASA, where his positions included Associate Deputy Administrator, the third ranking position in the agency. Mr. Allnutt is a director of Penederm, Inc., a developer and marketer of specialized dermatology products. He also serves as a member of the Board of Directors of the National Health Council and the National Council on the Aging. Mr. Allnutt holds a B.S. in Industrial Engineering from the Virginia Polytechnic Institute and J.D. and L.L.M. degrees from George Washington University.

JEROME M. ARNOLD was elected as a director in December 1993 and served as co-member of the Office of the Chief Executive of the Company from October 1995 to May 1996. Mr. Arnold is an Executive Vice President with Houtz-Strawn Associates, Inc., an executive search firm. From July 1994 to December 1995, Mr. Arnold was Chief Operating Officer, Clinics and Analytical Laboratories Worldwide, Pharmaco LSR Inc., a contract research organization. Prior to that, he was President and Chief Executive Officer of CIBUS Pharmaceuticals, Inc., a pharmaceutical company located in Redwood City, California, from August 1992 to June 1994. From March to August 1992, Mr. Arnold was Vice President of Market Planning and Development at Cato Research Ltd., and Executive Vice President of Operations of Research Triangle Pharmaceuticals Ltd., a contract clinical research organization and pharmaceutical company in its developmental stage, respectively, both of which are operating divisions of Cato Holdings, a privately-held firm. From June to December 1991, Mr. Arnold was Vice President of Marketing and Sales of Serono Laboratories, Inc., with responsibility for marketing, sales and business development. From 1988 to May 1991, Mr. Arnold was Vice President and General Manager of the hospital products division of Burroughs Wellcome Co. Mr. Arnold holds B.A. and B.S. degrees from Merrimack College, an M.B.A. degree from Suffolk University and has completed the Executive Program at the University of North Carolina Graduate School of Business Administration.

CARL W. COTMAN, PH.D. has been a Scientific Director of and consultant to the Company since October 1987, served as a director of the Company from March 1989 to October 1990, and was reelected as a director in November 1991. Dr. Cotman has been a Professor of Psychobiology, Neurology, and Psychiatry at the University of California, Irvine since 1985. He was a Professor of Psychobiology and Neurology at that University from 1983 to 1985, and has held various other teaching and research positions at that University since 1968. He chaired the Scientific Advisory Council of the American Paralysis

Association and is a member of numerous professional associations and committees, including the Council of the American Society for Neurochemistry, the National Institute of Aging Task Force, the American Association for the Advancement of Science and the International Society for Neurochemistry. Dr. Cotman has served on the editorial boards of numerous scientific journals and has authored or co-authored seven books and over 400 articles in the fields of neurobiology, memory and cognition, and the recovery of function after brain injury. Dr. Cotman holds a B.A. in Chemistry from Wooster College, an M.A. in Analytical Chemistry from Wesleyan University, and a Ph.D. in Biochemistry from Indiana University.

MICHAEL G. GREY has been a director of the Company since September 1994. Since November 1994, Mr. Grey has been President of BioChem Therapeutic Inc., a wholly-owned subsidiary of BioChem Pharma Inc., an international biopharmaceutical company. From January 1994 to October 1994, Mr. Grey was Senior Vice President, Corporate Development of Titan Pharmaceuticals, Inc. a biopharmaceutical holding company and President and Chief Operating Officer at Ansan, Inc., an early stage biopharmaceutical company. From 1991 until 1993, Mr. Grey served as Vice President, Corporate Development of Glaxo, Inc., and from 1989 until 1991, Mr. Grey served as Director of International Licensing of Glaxo Holdings p.l.c., and was responsible for the worldwide licensing activities of Glaxo, Inc. Mr. Grey holds a B.Sc. degree in Chemistry from the University of Notingham.

D. SCOTT HAGEN served as Acting President and Chief Operating Officer from October 1995 to May 1996. He has been Vice President and Chief Financial Officer of the Company since January 1992, and was Vice President-Finance and Administration from September 1988 through December 1991. Mr. Hagen has been Corporate Secretary since August 1991. From 1981 to August 1988, he was employed by Chembiomed Ltd., a Canadian biopharmaceutical company, where he served in a progression of scientific and administrative positions. Mr. Hagen holds a B.Sc. in Biochemistry and an M.B.A. from the University of Alberta in Edmonton, Canada, where he also completed two years of graduate level study in biochemistry.

GARY S. LYNCH, PH.D. has been a Scientific Director of and consultant to the Company since October 1987, and served as a director of the Company from March 1988 to March 1989 and from December 1994 to December 1995. Dr. Lynch has been a Professor in the Department of Psychobiology at the University of California, Irvine, since 1981, and has held various other teaching and research positions at that University since 1969. He is a Professor at the University's Center for the Neurobiology of Learning and Memory. Dr. Lynch is a member of the Neuroscience Society and the International Brain Research Organization. He also serves on the Advisory Board of the Cognitive Neuroscience Institute. Dr. Lynch has authored and co-authored over 400 articles and a number of books in the areas of neurobiology, cognition, and memory. Dr. Lynch holds a B.A. in Psychology from the University of Delaware and a Ph.D. in Psychology from Princeton University.

HARVEY S. SADOW, PH.D. has been a director of the Company since March 1988 and Chairman of the Board of Directors since January 1991. Dr. Sadow was President and Chief Executive Officer of Boehringer Ingelheim Corporation, a major health care company, from 1971 until his retirement in January 1988 and was Chairman of the Board of that company from 1988 through December 1990. Dr. Sadow was Chairman of the University of Connecticut Foundation, the President's Council of the American Lung Association, and the Connecticut Law Enforcement Foundation and was a member of the Board of Directors of the Pharmaceutical Manufacturers Association ("PMA") and Chairman of the Board of the PMA Foundation. Dr. Sadow is also a member of several other professional committees and societies, including the American Society for Clinical Pharmacology and Therapeutics. He has published extensively in the field of treatment of diabetes mellitus. Dr. Sadow is Chairman of Cholestech Corporation, a developer, manufacturer and seller of lipid measuring diagnostic products; a director of Penederm, Inc., a developer and marketer of specialized products in the dermatology area; a director of Cytel Corporation, a biotechnology firm; and a director of several privately-held companies in the health care field. Dr. Sadow holds a B.S. from the Virginia Military Institute, an M.S. from the University of Kansas, and a Ph.D. from the University of Connecticut.

VINCENT F. SIMMON, PH.D. was appointed President and Chief Executive Officer and a director of the Company in May 1996. From November 1994 to December 1995, Dr. Simmon served as Chairman, President and Chief Executive Officer of Prototek, Inc., a privately-held biopharmaceutical company focusing on the development of protease inhibitors. From March 1990 to November 1994, Dr. Simmon served as President, Chief Executive Officer and a director at Alpha

1 Biomedicals, Inc., a biotechnology company. From February 1985 to March 1990, Dr. Simmon served as Vice President for Biomedical and Biotechnology Research at W.R. Grace and Co. From 1979 to 1985, Dr. Simmon served in varying capacities including Senior Vice President of Research and Development for Genex Corporation, a genetic engineering company, and from 1973 to 1979 in varying capacities including Assistant Director, Department of Toxicology for SRI International, a consulting company. Dr. Simmon has served as a governor of the Emerging Companies Section of BIO (Biotechnology Industrial Organization) and a director of the Chemical Industries Institute for Toxicology (Research Triangle Park). Dr. Simmon holds a B.A. degree in
Biology and Chemistry from Amherst College, a M.S. degree from the University of Toledo in Plant Physiology and a Ph.D. degree in Molecular Biology from Brown University. Dr. Simmon was a post-doctoral fellow in 1971-1973 at Stanford University.

DAVIS L. TEMPLE, JR., PH.D. has been a director of and consultant to the Company since March 1994. He served as co-member of the Officer of the Chief Executive of the Company from October 1995 to May 1996. Dr. Temple has been a Managing Director at Stover Haley Burns, Inc., a life science advisory group since January 1994. From 1990 until 1993, he served as Vice President, CNS Drug Discovery, of Bristol-Myers Squibb and from 1984 to 1990 he served as Senior Vice President, CNS Research at Bristol-Myers Company. Dr. Temple holds a B.S. degree in Pharmacy from Louisiana State University and a Ph.D. degree in Medicinal Chemistry and Pharmacology from the University of Mississippi.

OTHER OFFICERS

PHILIP N. HAMILTON joined Cortex as Vice President, Business Development in October 1995. From January 1995 to October 1995 he was an independent consultant to a number of early stage biopharmaceutical companies. From 1987 to January 1995 he was with Cambridge NeuroScience, Inc., where he served in a progression of scientific and administrative positions, most recently as Director, Licensing and Strategic Alliances, with responsibility for corporate partnering, new business opportunities and licensing. Prior to joining Cambridge NeuroScience, Mr. Hamilton was engaged in research at Harvard Medical School and St. George's Medical School, London, U.K. Mr. Hamilton holds a B.Sc.(Hons) in Pharmacology from the University of Edinburgh in Scotland, where he also completed four years of graduate level research in Neurobiology. He also holds an M.B.A. from Suffolk University, Boston.

GARY A. ROGERS, PH.D. has been Vice President, Pharmaceutical Discovery since June 1995. In February 1994, he founded Ligand Design, a private contract design and synthesis firm located in Santa Barbara. From 1987 to 1994, Dr. Rogers served as an associate research biochemist at the University of California, Santa Barbara. Prior to that, he held a succession of research and faculty positions at universities in the United States and abroad, including three years as an assistant adjunct professor of bio-organic chemistry under Dr. Paul Boyer at the University of California, Los Angeles and four years as an assistant professor at the University of Texas. Dr. Rogers is a co-inventor of the AMPAKINE family of AMPA receptor modulating compounds. He holds a B.S. degree in organic chemistry from the University of California, Los Angeles and a Ph.D. in bio-organic chemistry from the University of California, Santa Barbara.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning compensation paid or accrued by the Company for services rendered during the three fiscal years ended June 30, 1996 to the Company's Chief Executive Officer and to the other executive officer employed by the Company as of June 30, 1996.

                              SUMMARY COMPENSATION TABLE

                                                                               Long Term
                                           Annual Compensation            Compensation  Awards
                                    ----------------------------------  --------------------------
Name and                                                  Other Annual                  All Other
Principal Position         Year      Salary      Bonus  Compensation(3)  Options(#)   Compensation
------------------       -------    ---------   ------- --------------   ---------    ------------
Vincent F. Simmon (1)       1996    $ 25,000    $20,410   $  3,613        180,000       $   --
President and Chief
Executive Officer

D. Scott Hagen              1996    $128,751    $18,750   $ 14,636         11,000       $   --
Vice President,             1995     124,583     15,000      9,346         15,000           --
Chief Financial Officer     1994     114,035     25,000      9,577           --             --
and Secretary

Alan A. Steigrod (2)        1996    $ 66,667    $31,500    $53,077           --         $   --
President and Chief         1995     207,400        --      12,559        195,600(4)        --
Executive Officer           1994     196,602     74,000     17,483        119,500           --

_______________

(1) Mr. Simmon was appointed President and Chief Executive Officer on May 15, 1996.
(2) Mr. Steigrod resigned as President and Chief Executive Officer on October 31, 1995.
(3) Accrued or paid-out vacation pay, sick pay and/or relocation reimbursements, and in the case of Mr. Steigrod, includes $50,000 in severance pay.
(4) Represents options issued to replace 195,600 of canceled options.

OPTION MATTERS

OPTION GRANTS. The following table sets forth certain information concerning grants of stock options to each of the Company's executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 1996.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                      % of Total
                                        Options
                                       Granted to
                           Options    Employees in    Exercise     Expiration
Name                       Granted     Fiscal Year   Price($/Sh)      Date
-----------------------    ---------   -----------   -----------   ------------
Vincent F. Simmon, Ph.D.    180,000        74%          $5.63       05/15/06

D. Scott Hagen               11,000         5%          $7.25       02/19/06

Alan A. Steigrod               --           0%            --            --

________________


OPTION EXERCISES. The following table sets forth certain information concerning the exercise of options by each of the Company's executive officers named in the Summary Compensation Table during the fiscal year ended June 30, 1996, including the aggregate value of gains on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of June 30, 1996. Also reported are the values for "in the money" options which represent the positive spread between the exercise prices of any such existing stock options and $4-3/8, the last sale price of Common
Stock on June 30, 1996 as reported by Nasdaq.

                   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                          AND FISCAL YEAR-END OPTION VALUES


                                               Value Realized                                    Value of Unexercised
                                                (market price       Number of Unexercised            In-the-Money
                                                 at exercise         Options at FY-End             Options at FY-End
                             Shares Acquired    less exercise   --------------------------    --------------------------
Name                           on Exercise           price)     Exercisable  Unexercisable    Exercisable  Unexercisable
------------------------     ---------------    -------------   -----------  -------------    -----------  -------------
Vincent F. Simmon, Ph.D.              0           $      0           4,999       175,001       $     0       $      0

D. Scott Hagen                        0                  0          26,950        23,050        30,938         14,062

Alan A. Steigrod                194,300            173,077               0             0             0              0


EMPLOYMENT AND CONSULTING AGREEMENTS

Dr. Vincent F. Simmon joined the Company as President and Chief Executive Officer in May 1996. His one-year employment agreement entitles Dr. Simmon to a base salary of $200,000 per year as well as an annual bonus of from 15% to 50% of his base salary, at the discretion of the Board of Directors of the Company. In addition, Dr. Simmon received a one-time signing bonus of $20,410. In connection with his employment, Dr. Simmon was granted options to purchase 180,000 shares of Common Stock at an exercise price of $5.625 per share, representing 100% of the fair market value as of the grant date. The options vest evenly each month over a three-year period commencing one month from the date of grant and have a ten-year term.

Mr. Hagen entered into a three-year employment agreement with the Company, commencing September 1, 1988. The employment agreement was renewed for additional one-year terms as of September 1, 1991, 1992 and 1993, and was amended and extended effective January 1, 1996 for a term ending December 31, 1996. The agreement provided for a base salary of $132,500 with an annual bonus of between $10,000 and $30,000. In December 1993, options to purchase a total of 14,000 shares of Common Stock at an exercise price of $2.50 per share, which were originally granted in 1989, were extended by the Stock Option Committee for an additional three-year period, or until February 1997. The aggregate difference between exercise price and fair market value of the Common Stock on the date of the extension has been recorded as compensation expense. In the event that Mr. Hagen's employment is terminated other than for cause or as a result of his voluntary resignation, death or disability, he will receive a severance payment equal to six months' salary.

In February 1993, the Company entered into a three-year employment agreement with Mr. Steigrod. Mr. Steigrod resigned as President and Chief Executive Officer as of October 31, 1995. Under the agreement, Mr. Steigrod was entitled to a base salary of $210,000 per year with an annual bonus at the discretion of the Board of Directors of the Company, in cash and/or equity equal to between 15% and 50% of his base salary. In connection with his employment, Mr. Steigrod was granted options to purchase an aggregate of 180,000 shares of Common Stock, of which 100,000 shares have an exercise price of $8.75, the fair market value on the date of grant, and 80,000 shares have an exercise price of $4.375, representing 50% of fair market value on the date of grant. The options were 20% vested on the date of grant with the balance vesting periodically through January 31, 1998. In March 1995, 100,000 of these options were canceled and reissued as options to purchase 100,000 shares of common stock at $3.50 per share, the then fair market value of the common stock. Options to purchase an additional 95,600 shares with an exercise price of $9.375 per share, representing 100% of then fair market value, were granted to Mr. Steigrod on December 1, 1993 pursuant to a one-time anti-dilution provision in his employment agreement. These options were canceled on March 23, 1995 and reissued as options to purchase 65,560 shares of common stock at an exercise price of $3.50 per share, the then fair market value of the common stock, and options to purchase

30,040 shares of common stock at $4.50 per share. Such options have a term and vesting provisions identical to the options described above. In June 1995, Mr. Steigrod's annual salary was voluntarily decreased by $10,000. In October 1995, Mr. Steigrod resigned as President and Chief Executive Officer.

Drs. Carl W. Cotman and Gary S. Lynch (both of whom are co-founders and Scientific Directors of the Company) have each entered into a consulting agreement with the Company that provides for the payment of an annual consulting fee of $30,000. In December 1993, Dr. Lynch was awarded a bonus of $25,000 by the Board of Directors in recognition of his contributions to the AMPAKINE-TM-program. In September 1994, and again in July 1995, his consulting fee was increased to $50,000 and $75,000 per year, respectively. Also in September 1994, Dr. Cotman's consulting fee was increased to $33,000 per year. The term of each consulting agreement commenced in November 1987 and will continue until terminated by the respective parties thereto. The consulting agreements obligate the respective consultants to make themselves available to the Company for consulting and advisory services for an average of three days per month. In June 1995, each of the consultants voluntarily reduced their annual consulting fees by $10,000. In December 1993, the Board of Directors instructed its Stock Option Committee to annually review the contributions of Drs. Cotman and Lynch and to grant stock options in recognition of those contributions, and to encourage future contributions, to them in such amounts as are deemed appropriate by the Committee. On December 13, 1993, the Committee granted options to purchase 5,000 shares of Common Stock, with an exercise price equal to 100% of fair market value of the Common Stock on the date of grant and vesting over a three-year period, to each of Drs. Cotman and Lynch. On the same date, an additional option to purchase 7,000 shares of Common Stock, with an exercise price equal to 100% of fair market value of the Common Stock and full vesting on the date of grant, was granted to Dr. Lynch in recognition of his contributions to the AMPAKINE-TM-program. On March 24, 1994, the Committee granted options to purchase 5,000 shares of Common Stock, with an exercise price equal to 100% of fair market value of the Common Stock on the date of grant and vesting over a three-year period, to each of Drs. Cotman and Lynch. On December 15, 1994, the Committee granted options to purchase 20,000 shares of Common Stock with an exercise price of $3.125 per share, the then fair market value, and vesting over a four-year period to Dr. Cotman. On the same date, Dr. Lynch was granted options to purchase 70,000 shares of Common Stock at the same exercise price, and with the same vesting period. On January 4, 1996, the Stock Option Committee granted options to Dr. Lynch to purchase 100,000 shares of Common Stock with an exercise price of $3.50 per share, the then fair market value, and immediate vesting. See also "Director Compensation."

Dr. Davis L. Temple, a director of the Company, signed a consulting agreement with the Company that includes the payment of consulting fees of $10,000 for each six months of service. On February 27, 1995, the Stock Option Committee, in recognition of his contributions to the Company, granted Dr. Temple an option to purchase 20,000 shares of the Company's common stock at an exercise price of $2.125 per share, representing the fair market value of the common stock on that date. See also "Director Compensation."

DIRECTOR COMPENSATION

Each non-employee director (other than those who join the Board of Directors to oversee an investment in the Company) receives $1,500 at each Board of Directors meeting attended, and an additional $750 annual retainer for each committee on which he or she serves.

Under the Company's 1996 Stock Incentive Plan, each non-employee director (other than those who serve on the Board of Directors to oversee an investment in the Company) is automatically granted options to purchase 15,000 shares of Common Stock upon commencement of service as a director and additional options to purchase 6,000 shares of Common Stock on the date of each Annual Meeting of Stockholders. Non-employee directors who serve on the Board of Directors to oversee an investment in the Company receive options to purchase 7,500 shares of Common Stock upon commencement of service as a director and additional options to purchase 3,000 shares of Common Stock on the date of each Annual Meeting of Stockholders. These nonqualified options have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and vest in equal increments of 33-1/3% on each anniversary date of the dates of grant, and will otherwise be subject to the terms and provisions of the 1996 Stock Incentive Plan.

                                 CERTAIN TRANSACTIONS

The Company's Restated Certificate of Incorporation provides that, pursuant to Delaware law, directors of the Company shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctions or other forms of non-monetary relief remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibility under any other law, such as the Federal securities laws. The Company has entered into Indemnification Agreements with each of the officers and directors that obligate the Company to indemnify such officers and directors as permitted by applicable law.

On July 23, 1993, the Company entered into an agreement with Vector Securities International, Inc. ("Vector"), under which it was agreed that Vector would serve the Company through November 30, 1995 as exclusive financial advisor in financial transactions and corporate partnering activities, as placement agent in future private offerings of securities of the Company and as co-managing underwriter in future public offerings of securities of the Company. In connection with the agreement, Vector was paid a $50,000 financial advisory fee and was issued a five-year non-redeemable warrant to purchase 11,448 shares of Common Stock, as adjusted and subject to further adjustment. The Company also granted Vector a right of first refusal to act as co-managing underwriter in any public offering or as placement agent in any private placement completed prior to December 1, 1995. See "Description of Securities--Vector Warrants."

As consideration for its agreement to provide financial advisory services related to corporate finance transactions and corporate partnering activities, as amended and extended November 29, 1994, Vector was paid an additional cash retainer of $50,000 and was issued a six-year non-redeemable warrant to purchase 38,293 shares of the Company's common stock at $4.57 per share, as adjusted and subject to adjustment under certain circumstances. Warrants to purchase 5,471 shares of the Company's common stock vested immediately, and warrants to purchase 16,411 shares of the Company's common stock shall vest upon the consummation of each strategic alliance when and as secured by Vector. Such strategic alliance may include, but is not limited to, a joint venture, partnership, license or other contract for the research, development, manufacture, distribution, sale or other activity relating to the Company's present or future products, the sale of any of the Company's assets or any rights in respect to its products or technology, or a commitment to provide funding for all or part of the Company's research and development activities. For its financial advisory assistance related to the licensing of the Company's calpain inhibitor technology, in January 1995 the Company paid a $20,000 cash retainer and issued to Vector a five-year non-redeemable warrant to acquire 50,000 shares of the Company's common stock at $3.00 per share, subject to adjustment under certain circumstances. The Company may be required to make substantial additional payments for each strategic alliance secured by Vector. If a sale of the Company as presented by Vector is consummated, Vector may be entitled to receive a fee based on the aggregate consideration to be received by the Company. See "Description of Securities--Vector Warrants."

                                PRINCIPAL STOCKHOLDERS

    The following table sets forth, to the knowledge of the Company, certain information regarding the beneficial ownership of the Company's Common Stock as of November 30, 1996, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and nominees, (iii) each of the named executive officers in the Summary Compensation Table and (iv) all of the Company's executive officers and directors as a group. Except as indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to the shares of Common Stock indicated.

DIRECTORS, NOMINEES,                         SHARES         PERCENT OF
OFFICERS, AND 5%                          BENEFICIALLY      COMMON STOCK
STOCKHOLDERS                                 OWNED        BENEFICIALLY OWNED
----------------------------            --------------    ------------------
Robert F. Allnutt                            5,375 (1)               *


Jerome M. Arnold                            11,625 (2)               *

Carl W. Cotman, Ph.D.                      127,959 (3)              1.6

Michael G. Grey                              9,375 (4)               *

D. Scott Hagen                              31,100 (5)               *

Harvey S. Sadow, Ph.D.                      40,959 (6)               *

Vincent F. Simmon, Ph.D.                    54,999 (7)               *

Alan A. Steigrod                                 0                   *

Davis L. Temple, Jr., Ph.D.                 18,125 (8)               *

Quantum Partners LDC (9)                   885,000                 11.2
Soros Fund Management
888 Seventh Avenue, 33rd Floor
New York, NY 10106

All officers, directors and nominees
  as a group (8 persons)                   299,517                  3.7

__________________

*   Less than one percent

(1) Includes 4,375 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(2) Includes 11,625 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(3) Includes 29,959 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(4) Includes 9,375 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(5) Includes 31,100 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(6) Includes 30,959 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(7) Includes 39,999 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(8) Includes 18,125 shares that may be purchased upon exercise of options within 60 days of November 30, 1996.
(9) According to a Schedule 13D filed by George Soros (in his capacity as sole proprietor of Soros Fund Management), these shares are held for the account of Quantum Partners, LDC, which has granted investment discretion to Soros Fund Management. Mr. Soros may be deemed to be beneficial owner of such shares.

The Company is not aware of any arrangements that may at a subsequent date result in a change of control of the Company.

                              DESCRIPTION OF SECURITIES

GENERAL

The authorized capital stock of the Company consists of: 20,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share, of which 1,250,000 shares have been designated as 9% Cumulative Convertible Preferred Stock (the "9% Preferred Stock"), 3,200,000 shares have been designated as Series B Convertible Preferred Stock (the "Series B Preferred Stock") 160 shares have been designated as Series C Preferred Stock (the "Series C Preferred Stock") and 500 shares have been designated as Series D Preferred Stock (the "Series D Preferred Stock").

As of November 30, 1996, there were 7,896,812 shares of Common Stock, 110,000 shares of 9% Preferred Stock, 150,000 shares of Series B Preferred Stock, no shares of Series C Preferred Stock and 100 shares of Series D Preferred Stock outstanding (See Note 10 of Notes to Financial Statements). As of the same date, Vector Securities International, Inc. ("Vector") held warrants to acquire 334,378 shares of Common Stock and Swartz Investments, Inc. ("Swartz") and its transferees held warrants to purchase 106,195 shares of Common Stock. Also as of November 30, 1996, there were 590 record holders of Common Stock, 4 record holders of 9% Preferred Stock, 3 record holders of Series B Preferred Stock, one record holder of the Vector warrants and ten record holders of the Swartz warrants.

In addition, as of November 30, 1996 the Company had reserved an aggregate of 925,976 shares of Common Stock for issuance upon exercise of outstanding stock options held by employees, officers and consultants to the Company, 14,667 shares for issuance upon conversion of the 9% Preferred Stock, 14,717 shares for issuance upon conversion of the Series B Preferred Stock, 334,378 shares for issuance upon exercise of the Vector warrants and 106,195 shares for issuance upon exercise of the Swartz warrant.

COMMON STOCK

The holders of shares of Common Stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders, including the election of directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, in its discretion, out of funds legally available therefor, subject to preferences that may be applicable to any outstanding shares of Preferred Stock. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all of the assets of the Company remaining after payment of liabilities and after payment of any preferential amounts to which holders of shares of the 9% Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and any other series of Preferred Stock that may be outstanding in the future, may be entitled. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the Shares of Common Stock when issued will be, fully paid and nonassessable.

WARRANTS

On July 23, 1993, in connection with the appointment of Vector Securities International, Inc. as exclusive financial advisor to the Company, Cortex issued to Vector a non-redeemable warrant to purchase 11,448 shares of Common Stock at a price of $6.77 per share, as adjusted and subject to further adjustment under certain circumstances such as stock splits or stock dividends, at any time through July 22, 1998.

On December 1, 1993, in connection with the closing of a private placement of 2,750,000 shares of Common Stock, for which Vector acted as placement agent, the Company issued to Vector a similar warrant to purchase 274,200 shares of Common Stock at a price of $9.375 per share at any time through November 30, 1998. As consideration for Vector's assistance in reaching the settlement with Alkermes (see "Business--Legal Proceedings"), this warrant was canceled and reissued as a new warrant to purchase 234,637 shares of the Company's common stock at $5.37 per share, as adjusted and subject to further adjustment, at any time through January 15, 2000.

As consideration for its agreement to provide financial advisory services related to corporate finance transactions and corporate partnering activities, as amended and extended November 29, 1994, Vector was issued a six-year non-redeemable warrant to purchase 38,293 shares of the Company's common stock at $4.57 per share, subject to adjustment under certain circumstances. Warrants to purchase 5,471 shares of the Company's common stock vested immediately, and warrants to purchase 16,411 shares of the Company's common stock shall vest upon the consummation of each strategic alliance, as defined, when and as secured by Vector.

For its financial advisory assistance related to the licensing of the Company's calpain inhibitor technology, in January 1995 the Company issued Vector a five-year non-redeemable warrant to acquire 50,000 shares of the Company's common stock at $3.00 per share, subject to adjustment under certain circumstances, such as stock splits or stock dividends.

On December 8, 1995, in connection with the issuance of 160 shares of Series C Preferred Stock for an aggregate of $4,000,000, the Company issued to Swartz Investments, Inc. a five-year non-redeemable warrant to purchase 106,195 shares of the Company's Common Stock at an exercise price of $2.825.

PREFERRED STOCK

The holders of the 9% Preferred Stock are not entitled to vote for the election of directors or upon any other matter presented to the stockholders, except and to the extent provided by applicable law. The holders of the 9% Preferred Stock are entitled to receive cumulative dividends, from and after June 15, 1989, at the rate of $.09 per share per annum, out of funds legally available therefor, when and as declared by the Board of Directors. Upon any liquidation, dissolution or winding up of the Company, or any merger or consolidation of the Company or other transaction in which more than 50% of the Company's voting power is transferred (except for an issuance of the Company's securities), the holders of the 9% Preferred Stock are entitled to receive an amount equal to $1.00 per share plus accrued and unpaid dividends. The holders of the 9% Preferred Stock are not entitled to share in assets remaining after such preference is satisfied. The Company has the right at any time to redeem the 9% Preferred Stock, in whole or in part, upon not less than 30 days' nor more than 60 days' written notice, at a price of $1.00 per share.

Each share of 9% Preferred Stock is convertible at any time at the option of the holder thereof into approximately 0.1333 shares of Common Stock, for an effective conversion price of $7.50 per share, subject to adjustment under certain circumstances (such as a stock dividend or a stock split) that result in an increase in the number of shares of Common Stock outstanding. Upon conversion of 9% Preferred Stock, accrued and unpaid dividends pertaining thereto do not convert to Common Stock, but rather are credited to additional paid-in capital.

The holders of Series B Preferred Stock are not entitled to vote for the election of directors or upon any other matter presented to the stockholders, except and to the extent provided by applicable law. In the event of any liquidation, dissolution, winding-up or other distribution of the assets of the Company, holders of Series B Preferred Stock are entitled to receive, after payment of the full liquidation preference to holders of 9% Preferred Stock, an amount equal to $0.6667 per share of Series B Preferred Stock. The Company has the right to redeem the Series B Preferred Stock for $0.6667 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder thereof into approximately 0.09812 shares of Common Stock at an effective conversion price of $6.795 per share, subject to adjustment under certain circumstances (such as a stock dividend or a stock split) that result in an increase in the number of shares of Common Stock outstanding.

Shares of the Series D Preferred Stock do not entitle the holder to vote for the election of directors or upon any other matter presented to the stockholders, except to the extent provided by law. Each share of Series D Preferred is convertible into common stock at an effective per share conversion price that is the lower of (I) 110% of the average closing bid price for the five trading days immediately preceding the closing date ($2.9425 for the first tranche) or (ii) that price that is 18% below the average closing bid price for the five trading days immediately preceding the conversion date, in each case subject to adjustment at the rate of six percent per annum based on the length of the period from issuance of the Series D Preferred until its conversion. Pursuant to the Series D Preferred Stock subscripion documents, the purchaser of the Series D Preferred Stock is prohibited from converting any portion of the Series D Preferred Stock which would result in the purchaser being deemed the beneficial owner, in accordance with the rules of the Securities and Exchange Commission, of five percent or more of the then issued and outstanding Common Stock of the Company. The Company intends to sell a second tranche of 150 shares of Series D Preferred 15 days following the effectiveness of a registration statement covering resales of common stock issuable upon conversion of the Series D Preferred, and a third tranche of 150 shares 60 days following the closing of the second tranche. Holders of the Series D Preferred have a liquidation preference, after payment of full liquidation preference to holders of the 9% Preferred and Series B Preferred, of an amount equal to $10,000 per share, plus $600 per share for each year that such share is outstanding. Shares of Series D Preferred automatically convert into common stock on that date which is two years from the date of issuance of such shares.


The Restated Certificate of Incorporation of the Company authorizes the issuance of 5,000,000 shares of Preferred Stock, of which 549,340 shares remain undesignated. The Board of Directors, within the limitations and restrictions contained in the Restated Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue this undesignated Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. If shares of Preferred Stock with voting rights are issued, such issuance could affect the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares entitled to vote and by the creation of class or series voting rights. In addition, any further issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Other than the shares of 9% Preferred Stock, Series B Preferred Stock, and Series D Preferred Stock, there are no shares of Preferred Stock currently issued and outstanding and the Company has no present plans to issue any additional shares of Preferred Stock or to establish or designate any new series of Preferred Stock.

TRANSFER AGENT AND WARRANT AGENT

American Stock Transfer and Trust Company, 40 Wall Street, New York, New York, 10005 serves as Transfer Agent for the Common Stock, 9% Preferred Stock and Series B Preferred Stock of the Company.

                                 SELLING STOCKHOLDERS

The Shares are to be offered by and for the respective accounts of the Selling Stockholders. The number of Shares which each Selling Stockholder may offer is as follows:


                                                          Owned                  Shares offered                    Owned
                                                     Before Offering                pursuant                  After Offering
                                              ----------------------------           to this         ------------------------------
Selling Stockholder                                Shares          Percent         Prospectus            Shares            Percent
----------------------------------------      ---------------     ---------       ------------       ---------------      ---------
Ashline Ltd. ...........................              -- (1)         -- (1)       3,361,345 (1)               0                0
Bronnum, Dwight B. .....................           1,500 (2)          *               1,500                   0                0
Bury, Lance T. .........................           5,000 (2)          *               5,000                   0                0
Enigma Investments .....................           3,451 (2)          *               3,451                   0                0
Hale, Joseph H. ........................          13,274 (2)          *              13,274                   0                0
Hathorn, P. Bradford ...................           5,000 (2)          *               5,000                   0                0
Hopkins, Robert L. .....................           1,500 (2)          *               1,500                   0                0
Kendrick Family Partnership L.P. .......          32,987 (2)          *              32,987                   0                0
Krusen, Charles ........................           8,496 (2)          *               8,496                   0                0
Peteler, David K. ......................           2,000 (2)          *               2,000                   0                0
Swartz Family Partnership, L.P. ........          32,987 (2)          *              32,987                   0                0
Vector Securities International, Inc. ..         334,378 (3)        4.1             334,378                   0                0

__________________


 *   Less than one percent


(1) Ashline Ltd. purchased 100 shares of Series D Preferred Stock in October 1996 and, subject to certain conditions outside the control of Ashline Ltd. is obligated to purchase an additional 300 shares of Series D Preferred Stock. The Series D Preferred Stock is converible into Common Stock at a conversion price that may vary. See "Description of Securities -- Preferred Stock" and Note 10 of Notes to Financial Statements. As a result, the exact number of shares of Common Stock into which such shares of Series D Preferred Stock may be convertible, and the number of shares of Common Stock which may be sold by Ashline Ltd. is not presently determinable. In order to provide for the effects of possible future declines in the market value of the Company's Common Stock, and in accordance with the terms of the subscription documents for the Series D Preferred, an effective conversion price of $1.19 per share has been assumed, representing 50% of the conversion price that would apply were all of the shares of Series D Preferred converted into shares of Common Stock on the date of filing of the Registration Statement of which this Prospectus is a part and an aggregate of 3,361,345 shares have been registered for resale by Ashline Ltd. See "Risk Factors -- Shares Eligible for Future Sale; Dilution; Control" and "Description of Securities -- Preferred Stock."

(2) Represents shares of Common Stock that may be acquired upon exercise of warrants.
(3) Represents shares of Common Stock that may be acquired upon exercise of warrants. Vector Securities International, Inc. acts as a financial advisor to the Company and acted as placement agent for the Regulation D Placement in December 1993.

                                 PLAN OF DISTRIBUTION

The Company has been advised by each Selling Stockholder that the Selling Stockholder may sell its Shares from time to time in transactions on Nasdaq in negotiated transactions, by writing options on the Shares or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. The Selling Stockholders may effect these transactions by selling the Shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom the broker-dealer may act as an agent or to whom they may sell the Shares as a principal, or both. The compensation to a particular broker-dealer may be in excess of customary commissions.

The Selling Stockholders and broker-dealers who act in connection with the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such broker-dealers and profits on any resale of the Shares as a principal may be deemed to be underwriting discounts and commissions under the Securities Act.

                                  LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for the Company by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California.

                                       EXPERTS

The financial statements of Cortex Pharmaceuticals, Inc. as of June 30, 1996 and 1995, for each of the two years in the period ended June 30, 1996, and for the period from inception (February 10, 1987) through June 30, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         [This page intentionally left blank]

                         INDEX TO FINANCIAL STATEMENTS

                                                                                       PAGE
                                                                                       ----
Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . . . . . . . . .   F-2

Balance Sheets -- As of September 30, 1996 (unaudited) and June 30, 1996, and
    June 30, 1995. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-3

Statements of Operations -- For the three-month periods ended September 30, 1996 and 1995 (unaudited), the period from inception (February 10, 1987) through
    September 30, 1996 (unaudited), the years ended June 30, 1996 and 1995, and the period from inception (February 10, 1987) through June 30, 1996. . . . . .  F-4

Statements of Stockholders' Equity -- For the period from
    inception (February 10, 1987) through September 30, 1996. . . . . . . . . . . . .   F-5

Statements of Cash Flows -- For the three-month periods ended September 30, 1996 and 1995 (unaudited), the period from inception (February 10, 1987) through
    September 30, 1996 (unaudited), the years ended June 30, 1996 and 1995, and the period from inception (February 10, 1987) through June 30, 1996. . . . . .  F-9

Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-10

                                       F-1

                  REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


THE STOCKHOLDERS AND BOARD OF DIRECTORS
CORTEX PHARMACEUTICALS, INC.

We have audited the accompanying balance sheets of Cortex Pharmaceuticals, Inc. (a development stage enterprise) as of June 30, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended June 30, 1996 and for the period from inception (February 10, 1987) through June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cortex Pharmaceuticals, Inc. (a development stage enterprise) at June 30, 1996 and 1995, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 1996 and for the period from inception (February 10, 1987) through June 30, 1996, in conformity with generally accepted accounting principles.


                                  /s/   ERNST & YOUNG LLP
                                  -----------------------------------

San Diego, California
July 26, 1996,
except for Note 10, as to which the date is October 15, 1996

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
BALANCE SHEETS

                                                        (Unaudited)
                                                     September 30, 1996  June 30, 1996   June 30, 1995
                                                     ------------------  --------------  -------------
ASSETS
Current assets:
    Cash and cash equivalents                           $  2,936,064     $  4,091,550    $    149,880
    U.S. Government securities -- available for sale            --               --         3,689,356
    Other current assets                                     117,935           88,427          92,212
                                                        ------------     ------------    ------------
         Total current assets                              3,053,999        4,179,977       3,931,448

Furniture, equipment and leasehold improvements, net         758,337          807,601         931,794
Other                                                         25,716           26,342          23,130
                                                        ------------     ------------    ------------
                                                        $  3,838,052     $  5,013,920     $ 4,886,372
                                                        ============     ============     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Accounts payable                                    $    199,812      $   217,332     $   377,589
    Accrued dividends                                         64,350           64,350         183,150
    Accrued wages, salaries and related expenses              59,493           40,145          35,223
    Current obligations under capital lease                    7,951            8,501           7,698
                                                        ------------     ------------    ------------
         Total current liabilities                           331,606          330,328         603,660

Obligations under capital leases                                --              1,499          10,016

Note payable to Alkermes, Inc.                             1,051,488        1,037,330       1,000,000


Stockholders' equity:
    9% cumulative convertible preferred stock, $0.001
         par value; $1.00 per share liquidation preference;
         shares authorized: 1,250,000; shares issued and
         outstanding: 110,000 (September 30, 1996 and
         June 30, 1996) and 370,000 (June 30, 1995)          110,000          110,000         370,000
    Series B convertible preferred stock, $0.001 par
         value; $0.6667 per share liquidation preference;
         shares authorized: 3,200,000; shares issued and
         outstanding: 150,000 (September 30, 1996 and
         June 30, 1996) and 525,000 (June 30, 1995)           86,810           86,810         303,837
    Series C convertible preferred stock, $0.001 par
         value; $25,000 per share liquidation preference;
         shares authorized: 160; shares issued and
         outstanding: 25 (September 30, 1996) and 35
         (June 30, 1996)                                     537,483          752,476            --
    Common stock, $0.001 par value; shares authorized:
         20,000,000; shares issued and outstanding:
         7,589,271 (September 30, 1996), 7,495,576
         (June 30, 1996) and 6,085,201 (June 30, 1995)         7,589            7,496           6,085
    Additional paid-in capital                            28,263,738       28,048,414      23,957,790
    Deferred compensation                                       --              --           (145,359)
    Unrealized gain (loss) on available for sale
         U.S. Government securities                              164           (1,135)        (18,606)
    Deficit accumulated during the development stage     (26,550,826)     (25,359,298)    (21,201,051)
                                                        ------------     ------------    ------------
         Total stockholders' equity                        2,454,958        3,644,763       3,272,696
                                                        ------------     ------------    ------------
                                                        $  3,838,052     $  5,013,920    $  4,886,372
                                                        ============     ============    ============

SEE ACCOMPANYING NOTES.

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF OPERATIONS

                                                                      (Unaudited)
                                                                      Period from                                    Period from
                                                (Unaudited)            Inception                                      Inception
                                            Three months ended       (February 10,                                  (February 10,
                                               September 30,         1987) through              June 30,            1987) through
                                         --------------------------   September 30,   ----------------------------     June 30,
                                             1996          1995           1996             1996           1995          1996
                                         -----------   ------------   --------------- -------------  -------------   ----------
Revenues:
    Research and license revenue under
      an agreement with Alkermes, Inc.    $     --       $    --      $  3,600,000    $      --      $      --      $  3,600,000
    Grant revenue                               --            --            94,717           --             --            94,717
                                          -----------    ---------    ------------    ------------   -----------    ------------
         Total revenues                         --            --         3,694,717           --             --         3,694,717
                                          -----------    ---------    ------------    ------------   -----------    ------------
Operating expenses:
    Research and development                  793,547       665,478     19,762,659       2,677,577     4,138,731      18,969,112
    General and administrative                432,374       323,444     10,482,933       1,643,732     1,665,134      10,050,559
    Settlement with Alkermes, Inc.              --             --        1,227,977            --       1,227,977       1,227,977
                                          -----------     ---------    -----------    ------------   -----------    ------------
         Total operating expenses           1,225,921       988,922     31,473,569       4,321,309     7,031,842      30,247,648
                                          -----------     ---------    -----------    ------------   -----------    ------------
Loss from operations                       (1,225,921)     (988,922)   (27,778,852)     (4,321,309)   (7,031,842)    (26,552,931)
Interest income, net                           34,393        34,312      1,367,700         163,062       196,310       1,333,307
                                          -----------     ---------   ------------    ------------   -----------    ------------
Net loss                                  $(1,191,528)   $ (954,610)  $(26,411,152)    $(4,158,247)  $(6,835,532)   $(25,219,624)
                                          ===========    ==========   ============    ============   ===========    ============
Weighted average common shares
  outstanding                               7,557,700     6,086,804                      6,532,884     6,075,454
                                          ===========    ==========                   ============    ==========
Net loss per share                        $     (0.16)   $    (0.16)                  $      (0.64)   $    (1.13)
                                          ===========    ==========                   ============     ==========


SEE ACCOMPANYING NOTES.

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                Unrealized loss  Deficit
                                  9%      Series B    Series C                                   on available  accumulated
                             convertible convertible convertible         Additional              for sale U.S. during the
                              preferred   preferred   preferred   Common   paid-in     Deferred   Government   development
                                stock      stock        stock     stock    capital   compensation securities      stage     Total
                             ----------- ----------- -----------  ------ ----------  ------------ ------------- ----------- --------
BALANCE, FEBRUARY 10, 1987
 (date of inception)          $   --     $  --       $   --   $    --    $     --     $    --   $    --     $    --      $   --

 Sale of 1,420,000 shares
   of common stock, $0.005 per
   share                          --        --           --      1,420        5,680        --        --          --           7,100
 Sale of 500,000 shares of
   common stock, $2.50 per
   share, net of expenses         --        --           --        500    1,076,089        --        --          --       1,076,589
 Issuance of 11,000 shares
    of common stock for
    services, $2.50 per share     --        --           --         11       27,489        --        --          --          27,500
 9% preferred stock
    accretion                     --        --           --        --          --          --        --        (2,560)       (2,560)
    Net loss                      --        --           --        --          --          --        --      (400,193)     (400,193)
                               -------   --------   --------  --------    ---------   ---------   --------  ---------    ----------
BALANCE, JUNE 30, 1988            --        --           --      1,931    1,109,258        --        --      (402,753)      708,436
 Conversion of subordinated
  convertible note and interest
  payable into 83,868 shares of
  common stock, $2.50 per share   --        --           --         84      209,586        --        --          --         209,670
 Issuance of 500 shares of
  common stock for services,
  $2.50 per share                 --        --           --          1        1,249        --        --          --           1,250
 Conversion of 5,000 shares
  of 9% preferred stock into
  3,333 shares of common stock    --        --           --          3       22,903        --        --          --          22,906
 9% preferred stock dividends     --        --           --        --       (55,125)       --        --          --         (55,125)
 9% preferred stock accretion     --        --           --        --           --         --        --       (32,733)      (32,733)
 Net loss                         --        --           --        --           --         --        --    (1,222,517)   (1,222,517)
                               -------   --------   --------  --------    ---------   ---------   --------  ---------     ----------
BALANCE, JUNE 30, 1989            --        --           --      2,019    1,287,871        --        --    (1,658,003)     (368,113)

 Initial public offering of
  660,000 shares of common
  stock, $10.00 per share,
   net of expenses                --        --           --        660    5,244,230        --        --          --       5,244,890
 Redemption of 70,000 shares
   of common stock, $0.005
   per share                      --        --           --        (70)        (280)       --        --          --            (350)
 9% preferred stock dividends     --        --           --        --      (110,250)       --        --          --        (110,250)
 9% preferred stock accretion     --        --           --        --          --          --        --       (33,064)      (33,064)
 Net loss                         --        --           --        --          --          --        --    (2,187,870)   (2,187,870)
                               -------   --------   --------  --------    ---------   ---------   --------  ---------     ----------
BALANCE, JUNE 30, 1990            --        --           --      2,609    6,421,571        --        --    (3,878,937)    2,545,243

 Sale of 3,181,253 shares of
   Series B convertible
   preferred stock, $0.6667 per
   share, net of expenses         --    1,841,108        --        --          --          --        --          --       1,841,108
 Conversion of 182,200 shares
   of 9% preferred stock into
   24,293 shares of common stock  --        --           --         24      170,039        --        --          --         170,063
 Issuance of compensatory stock
   options                        --        --           --        --       330,084    (291,938)     --          --          38,146
 Amortization of deferred
   compensation                   --        --           --        --          --        90,016      --          --          90,016
 9% preferred stock dividends     --        --           --        --       (85,653)       --        --          --         (85,653)
 9% preferred stock accretion     --        --           --        --          --          --        --       (32,075)      (32,075)
 Net loss                         --        --           --        --          --          --        --    (2,593,968)   (2,593,968)
                               -------   --------   --------  --------    ---------   ---------   --------  ---------     ----------
BALANCE, JUNE 30, 1991         $  --   $1,841,108   $    --   $  2,633   $6,836,041  $ (201,922) $   --   $(6,504,980)   $1,972,880


CONTINUED . . .

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

                                                                                             Unrealized loss   Deficit
                                9%      Series B    Series C                                   on available  accumulated
                           convertible convertible convertible         Additional              for sale U.S. during the
                            preferred   preferred   preferred   Common   paid-in    Deferred    Government   development
                              stock      stock        stock     stock    capital  compensation  securities      stage       Total
                           ----------- ----------- -----------  ------ ---------- ------------  ------------ -----------  --------
BALANCE, JUNE 30, 1991     $    --      $1,841,108  $    --     $2,633  $ 6,836,041 $(201,922)   $   --     $(6,504,980) $1,972,880

 Sale of 150,000 shares
  of common stock to
  Alkermes, Inc., $10.00
  per share                     --            --         --        150    1,499,850       --        --             --     1,500,000
 Conversion of 306,275
  shares of 9% preferred
  stock into 40,835 shares
  of common stock               --            --         --         40      335,283       --        --             --       335,323
 Conversion of 1,525,003
  shares of Series B
  preferred stock into
  149,629 shares of
  common stock                  --        (882,576)      --        150      882,426       --        --             --         --
 Issuance of 73,979 shares
  of common stock upon
  exercise of stock options     --            --         --         74      110,313       --        --             --       110,387
 Issuance of two shares of
  common stock upon
  exercise of warrants          --            --         --        --            27       --        --             --            27
 Issuance of compensatory
  stock options                 --            --         --        --        24,532    (19,375)     --             --         5,157
 Forfeiture of compensatory
  stock options                 --            --         --        --      (146,182)   146,182      --             --         --
 Amortization of deferred
  compensation                  --            --         --        --          --       58,567      --             --        58,567
 9% preferred stock dividends   --            --         --        --       (68,906)      --        --             --       (68,906)
 9% preferred stock accretion   --            --         --        --          --         --        --          (23,242)    (23,242)
 Net loss                      --            --         --        --          --         --        --        (2,354,770) (2,354,770)
                             --------   ----------    --------  ------   ----------    -------   --------    ----------   ---------
BALANCE, JUNE 30, 1992          --         958,532       --      3,047    9,473,384    (16,548)     --       (8,882,992)  1,535,423

 Conversion of 287,150
  shares of 9% preferred
  stock into 38,287
  shares of common stock        --            --         --         38      360,398       --        --             --       360,436
 Conversion of 1,081,250
  shares of Series B
  preferred stock into
  106,088 shares of
  common stock                  --        (625,758)      --        106      625,652       --        --             --         --
 Redemption of 12,627
  shares of common
  stock, $7.65 per share        --            --         --        (12)     (96,662)      --        --             --       (96,674)
 Issuance of 30,789 shares
  of common stock upon
  exercise of stock options     --            --         --         31       60,915       --        --             --        60,946
 Issuance of compensatory
  stock options                 --            --         --        --       350,000   (280,000)     --             --        70,000
 Amortization of deferred
  compensation                  --            --         --        --          --       36,897      --             --        36,897
 9% preferred stock dividends   --            --         --        --       (53,028)      --        --             --       (53,028)
 9% preferred stock accretion   --            --         --        --          --         --        --          (16,000)    (16,000)
 Net loss                       --            --         --        --          --         --        --         (761,536)   (761,536)
                             --------   ----------    --------  ------   ----------    -------   --------    ----------   ---------
BALANCE, JUNE 30, 1993       $  --     $   332,774   $   --     $3,210  $10,720,659  $(259,651) $   --      $(9,660,528  $1,136,464
                             --------   ----------    --------  ------   ----------    -------   --------    ----------   ---------

CONTINUED . . .

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

                                                                                            Unrealized loss   Deficit
                               9%      Series B    Series C                                   on available  accumulated
                          convertible convertible convertible         Additional              for sale U.S. during the
                           preferred   preferred   preferred  Common   paid-in    Deferred     Government   development
                             stock      stock        stock    stock    capital   compensation  securities      stage     Total
                          ----------- ----------- ----------  ------ ----------- ------------ ------------ -----------  --------
BALANCE, JUNE 30, 1993      $   --    $332,774     $ --      $3,210  $10,720,659 $(259,651)   $  --       $ (9,660,528) $ 1,136,464

 Sale of 2,750,000 shares
  of common stock, $5.00
  per share, net of
  expenses                      --        --         --       2,750   12,359,611      --         --               --     12,362,361
 Sale of 103,577 shares of
  common stock, $6.40 per
  share, net of expenses        --        --         --         104      510,707      --         --               --        510,811
 Conversion of 15,625
  shares of 9% preferred
  stock into 2,083 shares
  of common stock               --        --         --           2       20,545      --         --               --         20,547
 Conversion of 50,000
  shares of Series B
  preferred stock into
  4,906 shares of
  common stock                  --     (28,937)      --           5       28,932      --         --               --           --
 Issuance of compensatory
  stock options                 --        --         --        --        100,625      --         --               --        100,625
 Amortization of deferred
  compensation                  --        --         --        --           --      58,200       --               --         58,200
 Issuance of 3,401 shares
  of common stock upon
  exercise of stock options     --        --         --           3        6,461      --         --               --          6,464
 9% preferred stock dividends   --        --         --        --        (39,038)     --         --               --        (39,038)
 Unrealized loss on available
  for sale U.S. Government
  securities                    --        --         --        --           --        --     (163,562)            --       (163,562)
 Net loss                       --        --         --        --           --        --         --         (4,704,991)  (4,704,991)
                             -------   -------    -------   -------   ----------  --------   --------      -----------   -----------
BALANCE, JUNE 30, 1994          --     303,837       --       6,074   23,708,502  (201,451)  (163,562)     (14,365,519)   9,287,881

 Reclassification of
  unredeemed 9% preferred
  stock                      370,000      --         --        --           --        --         --               --        370,000
 Issuance of warrants to
  purchase 265,000 shares
  of common stock               --        --         --        --        232,746      --         --               --        232,746
 Adjustment of accrued
  dividends for redemption
  of 9% preferred stock         --        --         --        --         25,819      --         --               --         25,819
 Issuance of 11,272 shares
  of common stock upon
  exercise of stock options     --        --         --          11       24,023      --         --               --         24,034
 Amortization of deferred
  compensation                  --        --         --        --           --      56,092       --               --         56,092
 9% preferred stock dividends   --        --         --        --        (33,300)     --         --               --        (33,300)
 Decrease in unrealized
  loss on available for sale
  U.S. Government securities    --        --         --        --           --        --      144,956             --        144,956
 Net loss                       --        --         --        --           --        --         --         (6,835,532)  (6,835,532)
                             -------   -------    -------   -------   ----------  --------   --------      -----------   -----------
BALANCE, JUNE 30, 1995       370,000   303,837       --       6,085   23,957,790  (145,359)   (18,606)     (21,201,051)   3,272,696
                             -------   -------    -------   -------   ----------  --------   --------      -----------   -----------

CONTINUED . . .

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF STOCKHOLDERS' EQUITY
(CONTINUED)

                                                                                             Unrealized
                                                                                             gain (loss)     Deficit
                              9%       Series B    Series C                                  on available  accumulated
                          convertible convertible convertible         Additional             for sale U.S. during the
                           preferred   preferred   preferred  Common   paid-in     Deferred   Government   development
                             stock      stock        stock    stock    capital   compensation securities     stage       Total
                          ----------- ----------- ----------  ------ ----------- ------------ -----------  -----------  --------

BALANCE, JUNE 30, 1995    $370,000    $303,837     $     --    $6,085 $23,957,790 $(145,359)  $(18,606)   $(21,201,051)  $3,272,696

 Sale of 160 shares of
  Series C convertible
  preferred stock,
  $25,000 per share,
  net of expenses             --          --        3,576,544    --          --        --         --              --      3,576,544
 Issuance of warrants
  to purchase 106,195
  shares of common
  stock                       --          --         (136,654)   --       136,654      --         --              --           --
 Conversion of 260,000
  shares of 9%
  preferred stock into
  34,667 shares of
  common stock            (260,000)       --             --        35     259,965      --         --              --           --
 Conversion of 375,000
  shares of Series B
  preferred stock into
  36,793 shares of
  common stock                --      (217,027)          --        37     216,990      --         --              --           --
 Conversion of 125
  shares of Series C
  preferred stock into
  1,133,037 shares of
  common stock                --          --       (2,687,414)  1,134   2,686,280      --         --              --           --
 Adjustment of accrued
  dividends for conversion
  of 9% preferred stock       --          --             --      --       128,700      --         --              --        128,700
 Issuance of 205,878
  shares of common
  stock upon exercise
  of stock options            --          --             --       205     775,185      --         --              --        775,390
 Amortization of deferred
  compensation                --          --             --      --          --      42,109       --              --         42,109
 Reversal of unamortized
  deferred compensation
  upon resignation of
  Chief Executive Officer     --          --             --      --      (103,250)  103,250       --              --           --
 9% preferred stock
  dividends                   --          --             --      --        (9,900)     --         --              --         (9,900)
 Unrealized loss on
  available for sale
  U.S. Government
  securities                  --          --             --      --          --        --       17,471            --         17,471
 Net loss                     --          --             --      --          --        --         --        (4,158,247)  (4,158,247)
                         ---------     -------      ---------   -----  ----------    -------  --------    ------------   ----------
BALANCE, JUNE 30, 1996     110,000      86,810        752,476   7,496  28,048,414      --       (1,135)    (25,359,298)   3,644,763

 Conversion of 10 shares
  of Series C convertible
  preferred stock into
  93,495 shares of common
  stock (unaudited)           --          --         (214,993)     93     214,900      --         --              --           --
 Issuance of 200 shares
  of common stock upon
  exercise of stock
  options (unaudited)         --          --             --      --           424      --         --              --            424
 Unrealized gain on
  available for sale U.S.
  Government securities
  (unaudited)                 --          --             --      --          --         --       1,299            --          1,299
 Net loss (unaudited)         --          --             --      --          --         --        --        (1,191,528)  (1,191,528)
                         ---------     -------     ----------   -----  ----------    -------  --------    ------------   ----------
BALANCE, SEPTEMBER 30,
 1996 (UNAUDITED)         $110,000    $ 86,810     $  537,483  $7,589 $28,263,738   $   --    $    164    $(26,550,826)  $2,454,958
                         =========    ========     ==========  ====== ===========   ========  ========    ============   ==========

SEE ACCOMPANYING NOTES.

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
STATEMENTS OF CASH FLOWS

                                                                             (Unaudited)
                                                                              Period from                             Period from
                                                         (Unaudited)           Inception                               Inception
                                                      Three months ended     (February 10,                            (February 10,
                                                         September 30,       1987) through    Years ended June 30,    1987) through
                                                   ------------------------   September 30, -------------------------   June 30,
                                                       1996          1995          1996          1996         1995        1996
                                                   -------------  ----------   ------------  -----------  -----------  ------------
Cash flows from operating activities:
  NET LOSS                                          $(1,191,528)   $(954,610)  $(26,411,152) $(4,158,247) $(6,835,532) $(25,219,624)
  Adjustments to reconcile net loss
    to net cash used in operating activities:
    Depreciation and amortization                        53,350       58,173      1,162,372      230,224      208,928     1,109,022
    Settlement with Alkermes, Inc.                         --           --        1,227,977         --      1,227,977     1,227,977
    Changes in operating assets/liabilities:
      Accounts payable and accrued expenses               1,828       32,341        259,305     (155,335)    (131,886)      257,477
      Accrued interest on U.S. Govt. securities            --        (21,080)      (149,856)    (131,895)      52,014      (149,856)
      Other current assets                              (29,508)      50,934       (117,935)       3,785       26,677       (88,427)
      Interest receivable from former officer              --           --          (19,274)        --           --         (19,274)
    Realized loss on sale of U.S. Govt. securities         --            551         54,317        1,270       53,047        54,317
    Stock option compensation expense                      --         14,139        555,809       42,109       56,092       555,809
    Stock issued for services                              --           --           28,750         --           --          28,750
    Reduction in note receivable from former
     officer -- compensation expense                       --           --           22,600         --           --          22,600
    Other                                                15,457         --           60,776       37,330        4,769        45,319
                                                     ----------     --------    -----------   ----------   ----------     ---------
  NET CASH USED IN OPERATING ACTIVITIES              (1,150,401)    (819,552)   (23,326,311)  (4,130,759)  (5,337,914)  (22,175,910)
                                                     ----------     --------    -----------   ----------   ----------   -----------
Cash flows from investing activities:
  U.S. Government securities -- available for sale
    Purchases                                              --           --      (36,146,416) (19,298,746)  (3,868,775)  (36,146,416)
    Sales                                                  --        749,418     36,240,820   23,136,197    9,642,408    36,240,820
  Purchase of fixed assets                               (4,086)        --       (1,891,433)    (108,807)    (401,912)   (1,887,347)
  Sale of fixed assets                                     --          2,777         10,236        2,777         --          10,236
  Decrease (increase) in --                                --
    Other assets                                            626         (529)       (42,456)      (3,212)       1,092       (43,082)
    Note receivable from former officer                    --           --         (100,000)        --           --        (100,000)
                                                     ----------     --------    -----------   ----------   ----------     ---------
  NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                 (3,460)     751,666     (1,929,249)   3,728,209    5,372,813    (1,925,789)
                                                     ----------     --------    -----------   ----------   ----------     ---------
Cash flows from financing activities:
  Proceeds from issuance of common stock                    424        9,839     21,679,074      775,391       24,034    21,678,650
  Redemption of 9% preferred stock                         --           --          (63,750)         --       (63,750)      (63,750)
  Principal payments on capitalized leases               (2,049)      (1,859)       (16,022)      (7,714)      (6,259)      (13,973)
  Proceeds from issuance of Series B
    convertible preferred stock                            --           --        1,841,108          --          --       1,841,108
  Proceeds from issuance of 9% preferred stock             --           --        1,076,588          --          --       1,076,588
  Proceeds from issuance of Series C
    convertible preferred stock                            --           --             --      3,576,543         --       3,576,543
  Proceeds from subordinated convertible note              --           --          208,333          --          --         208,333
  Payment of 9% preferred stock dividends                  --           --         (110,250)         --          --        (110,250)
                                                     ----------     --------    -----------   ----------   ----------     ---------
  NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES                                 (1,625)       7,980     28,191,624    4,344,220      (45,975)   28,193,249
                                                     ----------     --------    -----------   ----------   ----------     ---------
Increase (decrease) in cash and cash equivalents     (1,155,486)     (59,906)     2,936,064    3,941,670      (11,076)    4,091,550
Cash and cash equivalents, beginning of period        4,091,550      149,880           --        149,880      160,956         --
                                                     ----------     --------    -----------   ----------   ----------     ---------
Cash and cash equivalents, end of period             $2,936,064     $ 89,974   $  2,936,064   $4,091,550   $  149,880    $4,091,550
                                                     ==========    =========   ============   ==========   ==========    ==========

SEE ACCOMPANYING NOTES.

CORTEX PHARMACEUTICALS, INC.
(A development stage enterprise)
NOTES TO FINANCIAL STATEMENTS

Period from inception (February 10, 1987) through September 30, 1996

ALL INFORMATION AS OF SEPTEMBER 30, 1996, FOR THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 1996 AND 1995, AND FOR THE PERIOD FROM INCEPTION (FEBRUARY 10,
1987) THROUGH SEPTEMBER 30, 1996 IS UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING ONLY OF NORMAL RECURRING ACCRUALS) CONSIDERED NECESSARY FOR A FAIR PRESENTATION HAVE BEEN INCLUDED. OPERATING RESULTS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1996 ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT MAY BE EXPECTED FOR THE FISCAL YEAR ENDING JUNE 30, 1997.

NOTE 1 -- BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS -- Cortex Pharmaceuticals, Inc. (the "Company") was formed to engage in the discovery, development and commercialization of innovative pharmaceuticals for the treatment of neurodegenerative diseases and other neurological and psychiatric disorders. Since its formation in 1987, the Company has been engaged in research and development activities.

BASIS OF PRESENTATION; DEVELOPMENT STAGE ENTERPRISE -- From inception through September 30, 1996, the Company has generated only modest operating revenues and has incurred losses aggregating $26,411,152. Successful completion of the Company's development program and its transition, ultimately, to attaining profitable operations is dependent upon obtaining additional financing adequate to fulfill its research and development activities, and achieving a level of revenue adequate to support the Company's cost structure. There can be no assurance that the Company will be successful in these areas. To supplement its existing resources, the Company is exploring several near-term alternatives for raising additional capital, including corporate partnership arrangements and the issuance of additional securities. The Company is planning to raise additional capital through the sale of debt or equity. When the Company proceeds with a debt or equity financing, there can be no assurance that funds will be available on favorable terms, or at all. If additional funds are raised by issuing equity securities, dilution to existing stockholders is likely to result. See Note 10.

The Company is seeking collaborative or other arrangements with larger pharmaceutical companies, under which such companies would provide additional capital to the Company in exchange for exclusive or non-exclusive license or other rights to certain of the technologies and products the Company is developing. Because of the current adverse market conditions for biopharmaceutical company financings, the competition for corporate partnering arrangements with major pharmaceutical companies has become very intense, with a large number of biopharmaceutical companies attempting to satisfy their short-term funding requirements through such arrangements. Accordingly, although the Company is presently engaged in discussions with a number of candidate companies, there can be no assurance that an agreement will arise from these discussions in a timely manner, or at all, or that any agreement that may arise from these discussions will successfully reduce the Company's short-term or long-term funding requirements.

REVERSE STOCK SPLIT; AUTHORIZED SHARES -- On January 11, 1995, the Company effected a one-for-five reverse stock split of its common stock and revised the authorized number of shares of common stock from 50,000,000 to 20,000,000, with no change in the par value of $0.001 per share. The accompanying financial statements and all references to the number of shares and per share amounts have been adjusted to reflect the effect of the reverse split.

CASH EQUIVALENTS -- The Company considers all highly liquid short-term investments with maturities of less than three months when acquired to be cash equivalents.

USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED COMPENSATION -- In November 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). The Company has elected to continue accounting for stock options under APB No. 25 "Accounting for Stock Issued to Employees." The adoption of FAS 123 was not expected to have a material effect on the Company's financial position or results of operations for the year ended June 30, 1996.

LONG-LIVED ASSETS -- In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company's adoption of FAS 121 in the first quarter of fiscal 1996 did not have a material effect on the Company's financial position or results of operations.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS -- Furniture, equipment and leasehold improvements are recorded at cost and are being depreciated on a straight-line basis over the lesser of their estimated useful lives, ranging from five to ten years, or the life of the lease, as appropriate.

NET LOSS PER SHARE -- Net loss per share is computed based on the weighted average number of common shares outstanding during the period, and incorporates preferred stock dividends that accrued during the period. Shares issuable upon conversion of preferred stock and upon exercise of outstanding stock options and warrants are not included since the effects would be anti-dilutive.

RESEARCH AND DEVELOPMENT COSTS -- All costs related to research and development activities are treated as expenses in the period incurred.

NOTE 2 -- FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following:

                            September 30, 1996  June 30, 1996   June 30, 1995
                            ------------------  -------------   -------------
Laboratory equipment             $   992,349    $   990,329     $  963,169
Leasehold improvements               620,716        619,566        575,367
Furniture and equipment               90,689         89,773         89,773
Computers and software               193,372        193,372        158,700
                                 -----------    -----------     ----------
                                   1,897,126      1,893,040      1,787,009
Accumulated depreciation          (1,138,789)    (1,085,439)      (855,215)
                                 -----------    -----------     ----------
                                 $   758,337    $   807,601      $ 931,794
                                 ===========    ===========      =========

NOTE 3 -- PREFERRED STOCK

The Company has authorized a total of 5,000,000 shares of preferred stock, par value $0.001 per share, of which 1,250,000 shares have been designated as 9% Cumulative Convertible Preferred Stock (non-voting, "9% Preferred"); 3,200,000 shares have been designated as Series B Convertible Preferred Stock (non-voting, "Series B Preferred"); and 160 shares have been designated as Series C Convertible Preferred Stock (non-voting, "Series C Preferred"); and 549,840 shares are presently undesignated and may be issued with such rights and powers as the Board of Directors may designate.

The 9% Cumulative Convertible Preferred Stock as of September 30, 1996, June 30, 1996 and June 30, 1995 consisted of 110,000, 110,000 and 370,000 shares, respectively, of an original 1,250,000 shares of 9% Preferred issued in a 1988 private placement. Each share of 9% Preferred is convertible into approximately 0.1333 shares of common stock at an effective conversion price of $7.50 per share of common stock, subject to adjustment under certain circumstances, such as stock splits or stock dividends. Cash dividends on the 9% Preferred accrue semi-annually on June 15th and December 15th at the rate of $0.09 per share per annum. In order to conserve capital for operations, the Company has elected not to distribute the dividends that have accrued from June 15, 1990. Upon conversion of 9% Preferred, accrued and unpaid dividends are credited to additional paid-in capital. Accrued and unpaid dividends as of September 30, 1996, June 30, 1996 and June 30, 1995 were $64,350, $64,350 and $183,150, respectively. In September 1995, holders of 260,000 shares of 9% Preferred converted their shares into 34,667 shares of the Company's common stock. The Company may redeem the 9% Preferred at any time at a price of $1.00 per share, an amount equal to its liquidation preference, upon not less than 30 nor more than 60 days' notice.

Series B Convertible Preferred Stock as of September 30, 1996, June 30, 1996 and June 30, 1995 consisted of 150,000, 150,000 and 525,000 shares, respectively, of Series B Preferred issued in a May 1991 private placement. Each share of Series B Preferred is convertible into approximately 0.09812 shares of common stock at an effective conversion price of $6.795 per share of common stock, subject to adjustment under certain circumstances such as stock splits or stock dividends. In September 1995, holders of 375,000 shares of Series B Preferred converted their shares into 36,793 shares of the Company's common stock. The Series B Preferred may be redeemed by the Company at a price of $0.6667 per share, an amount equal to its liquidation preference, at any time upon 30 days' notice. The liquidation preference of the Series B Preferred is subordinate to that of the 9% Preferred.

Series C Convertible Preferred Stock at September 30, 1996 and June 30, 1996 consisted of 25 and 35 shares, respectively, of an original 160 shares of Series C Preferred issued in a private placement completed in December 1995. Each share of Series C Preferred is convertible into common stock in accordance with a formula that is indexed to the average bid price of the Company's common shares. Holders of the Series C Preferred have a liquidation preference, after payment of full liquidation preference to holders of 9% Preferred and in parity with the Series B Preferred, of an amount equal to $25,000 per share, plus an amount equal to $2,500 per share per year. Upon receipt of a notice of conversion from a Series C Preferred Stock holder, the Company may elect to redeem the shares for a price equal to the closing bid price on the date of conversion multiplied by the number of shares of common stock issuable upon such conversion. On December 8, 1997 each share of Series C Preferred then outstanding will automatically convert into common stock at the conversion price then in effect. The Company may redeem the Series C Preferred at any time, subject to certain restrictions, at a redemption price ranging from 115% to 130% of the liquidation preference.

NOTE 4 -- COMMON STOCK AND COMMON STOCK PURCHASE WARRANTS

In July 1989, the Company completed an initial public offering of 1,100,000 Units, with each Unit consisting of 0.6 shares of common stock and two redeemable Class A warrants, for an aggregate of 660,000 shares of common stock and 2,200,000 Class A warrants. Each Class A warrant entitled the holder to purchase 0.26 shares of common stock and one redeemable Class B warrant at a price of $10.62 per share of common stock, as adjusted. During the year ended June 30, 1992, ten Class A warrants were exercised. The balance of the Class A warrants, and the Class B warrants issuable upon exercise of the Class A warrants, expired on December 31, 1995.

In 1991, the Company issued 1,060,417 Class C warrants in a private placement transaction. Each Class C warrant entitled the holder to purchase 0.26 shares of common stock at a price of $9.185 per share, as adjusted. None of the Class C warrants were exercised prior to their expiration on December 31, 1995.

In connection with its agreement with Alkermes, Inc. ("Alkermes"; Note 6), the Company sold Alkermes 150,000 shares of common stock and issued non-redeemable warrants to Alkermes to purchase an additional 400,000 shares of common stock, for aggregate consideration of $1,500,000. The warrants have since expired.

In October 1993, the Company sold 103,577 shares of common stock at a price of $6.40 per share. The shares were acquired by four non-U.S. purchasers in a private placement transaction pursuant to Regulation S of the Securities and Exchange Commission.

In December 1993, the Company completed a private placement of 2,750,000 shares of common stock at a price of $5.00 per share. The shares were acquired by 39 institutional and accredited individual purchasers in a private placement transaction pursuant to Regulation D of the Securities and Exchange Commission. Vector Securities International, Inc. acted as placement agent for the transaction and was issued warrants in connection therewith (Note 8).

In connection with the December 1995 private placement of 160 shares of Series C Preferred Stock (Note 3), the Company issued to Swartz Investments, Inc., the placement agent for the transaction, a five-year non-redeemable warrant to purchase 106,195 shares of common stock at a price of $2.825 per share, subject to adjustment under certain circumstances. The warrants contain cashless exercise provisions and include piggyback registration rights.

As of September 30, 1996, 283,184 shares of common stock were reserved for issuance upon conversion of outstanding 9% Preferred, Series B Preferred and Series C Preferred Stock (Note 3); 440,573 shares were reserved for issuance upon exercise of warrants; and 916,511 shares were reserved for issuance upon exercise of outstanding stock options (Note 5).

NOTE 5 -- STOCK OPTION AND STOCK PURCHASE PLANS


EMPLOYEE/DIRECTOR OPTION PLAN -- The Company's 1989 Incentive Stock Option, Nonqualified Stock Option and Stock Purchase Plan provides for the granting by the Company of options and rights to purchase up to an aggregate of 500,000 shares of the Company's authorized but unissued common stock (subject to adjustment under certain circumstances, such as stock splits, recapitalizations and reorganizations) to directors, officers and other employees of the Company. The exercise price of nonqualified stock options and the purchase price of stock offered under this plan, which terminates February 2, 1999, must be at least 85% of the fair market value of the common stock on the date of grant. The exercise price of incentive stock options must be at least equal to the fair market value of the common stock on the date of grant. Each non-employee director (other than those who serve on the Board of Directors to oversee an investment in the Company) is automatically granted options to purchase 15,000 shares of Common Stock upon commencement of service as a director and additional options to purchase 2,500 shares of Common Stock on the date of each Annual Meeting of Stockholders. These nonqualified options have an exercise price equal to 100% of the fair market value of the common stock on the date of grant, have a ten-year term and vest in equal increments of 25% on the anniversary dates of the dates of grant. Non-employee directors who serve on the Board of Directors to oversee an investment in the Company receive options to purchase 5,000 shares of common stock upon commencement of service as a director and additional options to purchase 1,000 shares of common stock on the date of each Annual Meeting of Stockholders. These nonqualified options have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant, have a ten-year term and vest in equal increments of 25% on the last day of each calendar quarter following the dates of grant. On March 23, 1995, options to purchase 100,000 shares of common stock at an exercise price of $8.75 per share previously granted to the Company's former President and Chief Executive Officer were canceled and reissued as options to purchase 100,000 shares of common stock at $3.50 per share, the then fair market value of the common stock. As of September 30, 1996 and June 30, 1996, options to purchase an aggregate of 550,104 and 542,524 shares of common stock, respectively, were outstanding under this plan, and an additional 46,074 and 53,854 shares of common stock, respectively, were reserved for future option grants.

CONSULTANT PLAN -- The Company's 1989 Special Nonqualified Stock Option and Stock Purchase Plan provides for the granting by the Company of options and rights to purchase up to an aggregate of 300,000 shares of the Company's authorized but unissued common stock (subject to adjustment under certain circumstances, such as stock splits, recapitalizations and reorganizations) to consultants to the Company. The exercise price of nonqualified stock options and the purchase price of stock offered under this plan, which terminates February 2, 1999, must be at least 50% of the fair market value of the common stock on the date of grant. On May 24, 1995, options to purchase an aggregate of 51,000 shares of common stock previously granted to several consultants to the Company were repriced from a weighted average exercise price of $7.19 per share to $3.125 per share, the then fair market of the common stock. As of September 30, 1996 and June 30, 1996, options to purchase an aggregate of 356,407 and 343,407 shares of common stock, respectively, were outstanding under this plan, and an additional 3,026 and 16,026 shares of common stock, respectively, were reserved for future option grants.

EXECUTIVE STOCK PLAN -- In 1991, in connection with his election as Chairman of the Board, Harvey S. Sadow, Ph.D. was granted an option to purchase 10,000 shares of common stock at an exercise price of $2.19 per share, representing 50% of the fair market value of the common stock on the date of grant. In 1993, a former President and Chief Executive Officer was granted an option to purchase 80,000 shares of common stock at an exercise price of $4.375 per share, representing 50% of the then fair market value of the common stock. On March 23, 1995 options held by the former officer to purchase 95,600 shares of common stock at an exercise price of $9.375 per share were canceled and reissued as options to purchase 65,560 shares of common stock at $3.50 per share, the then fair market value of the common stock, and options to purchase 30,040 shares of common stock at an exercise price of $4.50 per share. As of September 30, 1996 and June 30, 1996, options to purchase an aggregate of 10,000 shares of common stock were outstanding under the Executive Stock Plan, and an additional 208,871 shares of common stock were reserved for future option grants.

As of September 30, 1996 and June 30, 1996, options to purchase an aggregate of 385,042 and 361,552 shares of common stock, respectively, were exercisable under the Company's stock option plans. During the years ended June 30, 1996 and 1995 and the period from inception (February 10, 1987) through June 30, 1996, options to purchase 0, 0, and 261,289 shares of common stock, respectively, were issued to certain directors, officers and consultants of the Company with exercise prices below the fair market value of the common stock on the dates of grant. The aggregate difference between the fair market value on the date of grant and the exercise price of the options granted has been recorded as compensation expense over the vesting period of the options. In February 1994, an option to purchase 14,000 shares of common stock that was previously issued to an officer was extended for three years. The aggregate difference between fair market value at the time of the extension and the exercise price of the options was recorded as compensation expense at the time of the extension. Stock option compensation expense related to these transactions, aggregating $0, $14,139, $555,809, $42,109, $56,092 and
$555,809 for the three-month periods ended September 30, 1996 and 1995, and the period from inception (February 10, 1987) through September 30, 1996, the years ended June 30, 1996 and 1995 and the period from inception (February 10, 1987) through June 30, 1996, respectively, has been recorded in the accompanying statements of operations.

Stock option transactions under the Company's stock option plans for the two years ended June 30, 1996 and the three-month period ended September 30, 1996 are summarized below:

                                      Number       Exercise price
                                     of shares       per share
                                    ----------     ---------------
Outstanding as of June 30, 1995       549,667      $0.94 -   10.94
       Granted                        556,970       1.75 -    5.00
       Exercised                      (11,272)      1.56 -    3.13
       Forfeited                     (266,497)      1.88 -    9.38
                                     --------      ---------------
Outstanding as of June 30, 1995       828,868       0.94 -   10.94
       Granted                        409,101       2.63 -    7.25
       Exercised                     (205,878)      0.94 -    4.53
       Forfeited                     (136,160)      1.88 -    9.06
                                     --------      ---------------
Outstanding as of June 30, 1996       895,931       1.56 -   10.94
       Granted                         20,980       2.63 -    4.25
       Exercised                         (200)                2.13
       Forfeited                         (200)                9.06
                                     --------      ---------------
Outstanding as of September 30, 1996  916,511      $1.56 -   10.94
                                     ========      ===============
Available for future grant            258,171
                                     ========

NOTE 6 -- AGREEMENT WITH ALKERMES, INC.; LEGAL PROCEEDINGS

In January 1992, the Company entered into a development and license agreement with Alkermes, Inc. ("Alkermes") for the development, clinical testing and commercialization of the Company's calpain inhibitor products, which was subsequently amended in October 1992 (the "Alkermes Agreement"). Under the Alkermes Agreement, the Company granted to Alkermes an exclusive worldwide license to commercialize calpain inhibitor products for the prevention and treatment of acute and chronic neurodegenerative diseases and disorders of the central and peripheral nervous systems. Under the Alkermes Agreement, the Company received an aggregate of $3,100,000 in research payments over the 18-month period ended June 30, 1993, and a $500,000 payment in October 1992 in connection with a limited expansion of Alkermes' commercial rights. In November 1993, Alkermes filed an action in U.S. District Court in Massachusetts alleging that the Company had breached the Alkermes Agreement by developing calpain inhibitors for cerebral vasospasm. On October 5, 1995, the Company and Alkermes agreed to a settlement of the dispute. Alkermes agreed to dismiss its action against the Company and to relinquish all rights previously granted them by the Company, as well as rights to related technologies developed by Alkermes subsequent to October 6, 1992. In connection with the settlement, the Company issued to Alkermes a $1,000,000 three-year promissory note accruing interest semi-annually at the federal funds rate. The Company also committed to pay Alkermes a graduated royalty on calpain inhibitor development proceeds, as defined and subject to certain limitations.

NOTE 7 -- COMMITMENTS

The Company leases its offices and research laboratories under an operating lease that expires May 31, 1999, with an additional five-year option at 95% of the then fair market rental rate. Rent expense under this lease for the three-month periods ended September 30, 1996 and 1995, the period from inception (February 10, 1989) through September 30, 1996, the years ended June 30, 1996 and 1995 and the period from inception (February 10, 1987) through June 30, 1996 was $47,000, $43,000, $1,471,000, $193,000, $232,000
and $1,424,000, respectively. Commitments under the lease for the years ending June 30, 1997, 1998 and 1999 are $229,000, $235,000 and $220,000,
respectively.

As of June 30, 1996, the Company was obligated to two executive officers under employment agreements expiring through May 1997 that involve annual salary payments aggregating $332,500 and that provide for bonuses under certain circumstances. Additionally, in the event that a compound developed by or under the supervision of a senior scientific employee of the Company is commercialized by the Company, the Company will be obligated under certain circumstances to pay the employee a royalty based on net sales, as defined and subject to adjustment, of products containing the compound. Also as of June 30, 1996, the Company was committed under scientific consulting and external research agreements to annual payments aggregating approximately $1,253,000.

The Company has entered agreements with two academic institutions that provide the Company exclusive rights to certain of the technologies that it is developing. Under the terms of the agreements, the Company is committed to royalty payments, including minimum annual royalties of $95,000 for the years ending June 30, 1997 and 1998. Thereafter, minimum annual royalties are $105,000 for the remaining life of the patents covering the subject technologies. One of the agreements commits the Company to pay up to an additional $875,000 dependent upon achieving clinical testing and regulatory approval milestones. The same institution is eligible to receive a proportion of certain remuneration received by the Company in connection with sublicensing agreements that the Company may enter into.

NOTE 8 -- RELATED PARTY TRANSACTIONS

From inception (February 10, 1987) through June 30, 1991, the Company made payments aggregating $1,319,112 to a founding stockholder for commissions and underwriting fees for private and public offerings and for interest payments on a note formerly held by such stockholder. No such payments have been made since June 30, 1991.

From inception (February 10, 1987) through June 30, 1993, the Company paid or accrued scientific and other consulting fees to stockholders aggregating $606,993. In the years ended June 30, 1996 and 1995, such consulting fees aggregated $87,160 and $106,583, respectively. In addition, the Company is obligated under certain circumstances to make royalty payments to certain of its scientific consultants, some of whom are stockholders, and to one employee, upon successful commercialization of certain of its products by the Company or its licensees.

In 1988, the Company provided to a former officer a relocation loan in the amount of $100,000, bearing interest at 5% per annum, originally due in June 1991 and subsequently extended to December 1992. The Board of Directors reduced the principal amount of the loan to $90,000 as of January 1, 1990 and to $77,400 as of July 1, 1991, with the reductions recorded as salary expense. The outstanding principal and accrued interest on this loan aggregating $96,674 was paid off by the former officer in September 1992 by surrender of 12,627 shares of common stock at the then fair market value.

In connection with its initial public offering in July 1989, the Company entered into an agreement granting a then related party entity a five-year right of first refusal to act as underwriter or agent for public and private offerings. In July 1993, the formerly related party entity agreed to surrender its right of first refusal to act as underwriter or agent in future private and public offerings of securities by the Company, in exchange for a cash payment of $66,000.

On July 23, 1993, the Company entered into an agreement with Vector Securities International, Inc. ("Vector"), under which Vector agreed to serve as financial advisor to the Company in connection with corporate finance transactions and corporate partnering of the Company's cognition enhancement and Alzheimer's disease programs. In connection with the agreement, the Company paid a $50,000 retainer and issued to Vector a five-year non-redeemable warrant to acquire 11,448 shares of common stock at an exercise price of $6.77 per share, as adjusted and subject to further adjustment under certain circumstances.

In connection with its services as placement agent in the 1993 private placement (Note 4), Vector was paid a fee of $1,096,800 and was issued a five-year non-redeemable warrant to purchase 274,200 shares of the Company's common stock at $9.375 per share. In connection with Vector's assistance in reaching the settlement with Alkermes (Note 6), this warrant was canceled and reissued as a new warrant to purchase 234,637 shares of the Company's common stock at $5.37 per share, as adjusted and subject to further adjustment, at any time through January 15, 2000. The value of this new warrant was computed utilizing the Black-Scholes option pricing model, and was recorded with the expense of the settlement with Alkermes in the accompanying statement of operations.

As consideration for its agreement to provide financial advisory services, as amended and extended November 29, 1994, Vector was paid a retainer of $50,000 and was issued a six-year non-redeemable warrant to purchase 38,293 shares of the Company's common stock at $4.57 per share, subject to adjustment under certain circumstances. Warrants to purchase 5,471 shares of the Company's common stock vested immediately, and warrants to purchase 16,411 shares of the Company's common stock vest upon the consummation of each strategic alliance when and as secured by Vector. For an expansion in January 1995 of its financial advisory assistance to include the Company's calpain inhibitor technology, the Company paid a $20,000 retainer and issued to Vector a five-year non-redeemable warrant to acquire 50,000 shares of the Company's common stock at $3.00 per share, subject to adjustment under certain circumstances. The Company may be required to make substantial additional payments for each strategic alliance secured by Vector. If a sale of the Company as presented by Vector is consummated, Vector may be entitled to receive a fee based on the aggregate consideration received by the Company.

NOTE 9 -- INCOME TAXES

The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Under the liability method, deferred taxes are determined based on differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

As of June 30, 1996, the Company had federal and California tax net operating loss carryforwards of approximately $23,263,000 and $4,040,000, respectively. The difference between the federal and California tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for

California franchise tax purposes and the fifty percent limitation on California loss carryforwards. The federal and California tax loss carryforwards will begin expiring in 2003 and 1996, respectively. The Company also has federal and California research and development tax credit carryforwards totaling $665,000 and $152,000, respectively, which will begin expiring in 2003.

Utilization of the net operating losses and tax credit carryforwards from the tax years ended on or before June 30, 1992 is subject to an annual limitation of approximately $1,500,000, due to ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. Due to the equity transactions that occurred during the year ended June 30, 1996, the Company may have had another ownership change pursuant to Internal Revenue Code Section 382. If the Company is determined to have had such a change or if there should be future changes of ownership, these annual limitations for utilization of net operating loss carryforwards and tax credit carryforwards may become more restrictive. Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company's net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within any three year period since the last ownership change.

Significant components of the Company's deferred tax assets as of June 30, 1996 and June 30, 1995 are shown below. The valuation allowance related to deferred tax assets is $10,847,000 and $9,079,000 for the years ended June 30, 1996 and 1995, respectively. The increase in the valuation allowance for the year ended June 30, 1996 of $1,768,000 is primarily due to additional reserves required for new deferred tax assets.

Deferred tax assets:
                                                            June 30,
                                                   ------------------------
                                                        1996        1995
                                                   ------------  ----------
   Net operating loss carryforwards                $  8,285,000  $ 6,836,000
   Capital loss carryforwards                            23,000         --
   Research and development credits                     817,000      817,000
   Capitalized research and development costs         1,244,000      980,000
   Settlement with Alkermes, Inc.                       433,000      430,000
   Other-net                                             45,000       16,000
                                                   ------------  -----------
   Net deferred tax assets                           10,847,000    9,079,000
                                                   ------------  -----------
   Valuation allowance for deferred tax assets      (10,847,000)  (9,079,000)
                                                   ------------  -----------
   Total deferred tax assets                       $    --       $     --
                                                   ============  ===========

NOTE 10 -- SUBSEQUENT EVENTS

In October 1996, the Board of Directors designated 500 shares of a new series of preferred stock, the Series D Convertible Preferred Stock ("Series D Preferred"). Each share of Series D Preferred is convertible into common stock in accordance with a formula that is indexed to the average bid price of the Company's common shares. Holders of the Series D Preferred have a liquidation preference, after payment of full liquidation preference to holders of the 9% Preferred, Series B Preferred and Series C Preferred, of an amount equal to $10,000 per share, plus $600 per share for each year that such share is outstanding. Shares of Series D Preferred automatically convert into common stock on that date which is two years from the date of issuance of such shares.

On October 15, 1996, the Company completed the first tranche of a three-tranche Regulation D private placement of Series D Preferred. The Company sold 100 shares of Series D Preferred at a price of $10,000 per share, for gross proceeds of $1,000,000. The Series D Preferred issued in this tranche is convertible at an effective per share conversion price that is the lower of (i) 110% of the average closing bid price for the five trading days immediately preceding the closing date ($2.9425 for the first tranche) or (ii) that price that is 18% below the average closing bid price for the five trading days immediately preceding the conversion date, in each case subject to adjustment at the rate of six percent per annum based on the length of the period from issuance of the Series D Preferred until its conversion. The Company is preparing a registration statement covering resales of common stock issuable upon conversion of the Series D Preferred, and is to sell a second tranche of 150 shares of Series D Preferred (for gross proceeds of $1,500,000) 15 days following the effectiveness of such registration statement and a third tranche of

150 shares 60 days following the closing of the second tranche. The closing of the second and third tranches is subject to certain conditions, which conditions are outside the control of the investor, including but not limited to minimums for price and trading volume of the Company's common stock.

[This page intentionally left blank]

NO PERSON HAS BEEN AUTHORIZED IN CONNECTION
WITH THE OFFERING MADE HEREBY TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATION
NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN
OR MADE, SUCH INFORMATION OR REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED
BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY
UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE
ANY OFFER TO SELL OR A SOLICITATION OF AN OFFER
TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY
PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS
UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE
MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE
ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN
IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.






                   ================


                   TABLE OF CONTENTS




                                                   PAGE
                                                   ----
Prospectus Summary. . . . . . . . . . . . . . . .   3
Risk Factors. . . . . . . . . . . . . . . . . . .   5
Use of Proceeds. . . . . . . . . . . . . . . . .    8
Price Range of Common Stock. . . . . . . . . . .    8
Dividend Policy. . . . . . . . . . . . . . . . .    8
Capitalization. . . . . . . . . . . . . . . . . .   9
Selected Financial Data. . . . . . . . . . . . .   11
Management's Discussion and
  Analysis of Financial
  Condition and Results
  of Operations. . . . . . . . . . . . . . . . . . 13
Business. . . . . . . . . . . . . . . . . . . . .  16
Management. . . . . . . . . . . . . . . . . . . .  25
Certain Transactions. . . . . . . . . . . . . . .  31
Principal Stockholders. . . . . . . . . . . . . .  32
Description of Securities. . . . . . . . . . . .   33
Selling Stockholders. . . . . . . . . . . . . . .  36
Plan of Distribution. . . . . . . . . . . . . . .  36
Legal Matters. . . . . . . . . . . . . . . . . .   37
Experts. . . . . . . . . . . . . . . . . . . . .   37
Index to Financial Statements. . . . . . . . . .  F-1
Report of Independent Auditors. . . . . . . . . . F-2
Financial Statements. . . . . . . . . . . . . . . F-3






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                                                        3,801,918 SHARES


                                                   CORTEX PHARMACEUTICALS, INC.



                                                           COMMON STOCK











                                                           =============
                                                             PROSPECTUS
                                                           =============










                                                         DECEMBER 26, 1996